EXHIBIT 99.1

First Half Condensed Consolidated Financial Statements
for the six months ended June 30, 2016 and 2015
and
Operating and Financial Review

1.  Unaudited Condensed Consolidated Financial Statements for the Six Months ended June 30, 2016 and 2015

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Consolidated statement of cash flows

Notes to the consolidated financial statements

2.  Operating and Financial Review for the Six months ended June 30, 2016 and 2015

2.1  Overview

2.2  Analysis of the Group’s results and capital expenditures

2.3  Analysis by operating segment

2.4  Cash and net financial debt

2.5  Financial aggregates not defined by IFRS

2.6  Additional information

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1.  Unaudited Condensed Consolidated Financial Statements for the Six Months ended June 30, 2016 and 2015

Financial statements

Consolidated income statement

Consolidated statement of comprehensive income

Consolidated statement of financial position

Consolidated statements of changes in shareholders' equity

Consolidated statement of cash flows

Segment information

Revenues

Revenues to reported EBITDA

Reported EBITDA to operating income and investments

Consolidated statement of financial position for the half-year ended June 30, 2016

Consolidated statement of financial position for year ended December 31, 2015

Notes to the consolidated financial statements

NOTE 1  Basis of preparation of the consolidated financial statements

1.1  Basis of preparation of the financial statements

1.2  Change in segment information reporting - Financial measures

1.3  Uses of estimates and judgment

1.4  New standards and interpretations compulsory after June 30, 2016

NOTE 2  Gains and losses on disposal and main changes in scope of consolidation

NOTE 3  Sales

3.1  Changes in revenues from the Group

3.2  Management of the working capital - receivables

NOTE 4  Purchases and other expenses

4.1  External purchases

4.2  Other operating expenses

4.3  Restructuring

4.4  Management of the working capital - payables

NOTE 5  Impairment loss

NOTE 6  Income tax

NOTE 7  Financial assets, liabilities and financial result

7.1  Financial result

7.2  Change of cash flow hedges in the consolidated statement of comprehensive income

7.3  Net financial debt

7.4  Main debt issues and redemptions

7.5  Orange's debt ratings

7.6  Management of covenants

7.7  Assets available for sale

7.8  Fair value levels of financial assets and liabilities

NOTE 8  Shareholders' equity

8.1  Changes in share capital

8.2  Treasury shares

8.3  Dividends

8.4  Non-controlling interests

8.5  Cumulative translation adjustment

8.6  Subordinated notes

NOTE 9  Litigations and unrecognized contractual commitments

9.1  Litigations

9.2  Unrecognized contractual commitments

NOTE 10 Related party transaction

NOTE 11 Subsequent events

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2016	June 30, 2015
Revenues	3	20,079	19,557
External purchases	4.1	(8,818)	(8,386)
Other operating income		370	317
Other operating expense	4.2	(234)	(715)
Labour expenses		(4,404)	(4,471)
Operating taxes and levies		(1,128)	(1,144)
Gains (losses) on disposal of investments and activities	2	67	185
Restructuring costs	4.3	(340)	(34)
Depreciation and amortization		(3,279)	(3,040)
Remeasurement resulting from business combinations		-	6
Impairment of goodwill	5	(80)	-
Impairment of fixed assets	5	(92)	(25)
Share of profits (losses) of associates and joint ventures		0	14
Operating income		2,141	2,264
Cost of gross financial debt	7.1	(732)	(843)
Gains (losses) on assets contributing to net financial debt		13	23
Foreign exchange gains (losses)	7.1	(95)	(12)
Other net financial expenses		(16)	(7)
Finance costs, net		(830)	(839)
Income tax	6	(237)	(594)
Consolidated net income after tax of continuing operations		1,074	831
Consolidated net income after tax of discontinued operations (EE)	2	2,249	442
Consolidated net income after tax		3,323	1,273
Net income attributable to owners of the parent		3,168	1,099
Non-controlling interests		155	174
Earnings per share (in euros) attributable to owners of the parent
Net income of continuing operations
• basic		0.31	0.21
• diluted		0.31	0.21
Net income of discontinued operations
• basic		0.85	0.17
• diluted		0.83	0.17
Net income
• basic		1.16	0.38
• diluted		1.14	0.38

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Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2016	June 30, 2015
Consolidated net income after tax		3,323	1,273
Remeasurements of the net defined benefit liability (1)		(127)	28
Income tax relating to items that will not be reclassified		27	(8)
Items that will not be reclassified to profit or loss (a)		(100)	20
Assets available for sale	7.7	(388)	9
Cash flow hedges	7.2	(125)	496
Exchange differences on translating foreign operations	8.5	(174)	131
Income tax relating to items that may be reclassified		41	(168)
Items that may be reclassified subsequently to profit or loss (b)		(646)	468
Other comprehensive income for the year of continuing operations (a) + (b)		(746)	488
Remeasurements of the net defined benefit liability in associates and joint ventures		52	-
Income tax relating to items that are not reclassified in associates and joint venture		(4)	-
Items that are not reclassified to profit or loss (c)		48	-
Exchange differences on translating foreign operations	8.5	(836)	-
Net Investment hedges in associates and joint ventures		65	-
Cash flow hedges in associates and joint ventures		(5)	-
Income tax relating to items that are reclassified		(22)	-
Items that are reclassified subsequently to profit or loss (d)		(798)	-
Other comprehensive income for the year of discontinued operations (EE) (c) + (d)		(750)	-
Other comprehensive income (a) + (b) + (c) + (d)		(1,496)	488
Total consolidated comprehensive income		1,827	1,761
Total comprehensive income attributable to owners of the parent		1,734	1,567
Total comprehensive income attributable to non-controlling interests		93	194

(1) Remeasurements due to the diminution of the discount rate.
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Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2016	December 31, 2015
Assets
Goodwill	5	26,995	27,071
Other Intangible assets		14,548	14,327
Property, plant and equipment		25,307	25,123
Interests in associates and joint ventures		176	162
Non-current financial assets	2 - 7.7	3,414	835
Non-current derivatives assets		834	1,297
Other non-current assets		87	85
Deferred tax assets		2,484	2,430
Total non-current assets		73,845	71,330
Inventories		779	763
Trade receivables	3.2	4,869	4,876
Current financial assets		1,611	1,283
Current derivatives assets		267	387
Other current assets		932	983
Operating taxes and levies receivables		822	893
Current tax assets		114	163
Prepaid expenses		735	495
Cash and cash equivalent		5,817	4,469
Total current assets		15,946	14,312
Assets held for sale (1)		-	5,788
Total assets		89,791	91,430
Equity and liabilities
Share capital		10,640	10,596
Additional paid-in capital		16,854	16,790
Subordinated notes		5,803	5,803
Retained earnings		(1,875)	(2,282)
Equity attributable to the owners of the parent		31,422	30,907
Non controlling interests	8.4	2,149	2,360
Total equity	8	33,571	33,267
Non-current financial liabilities		26,838	29,528
Non-current derivatives liabilities		479	252
Non-current fixed assets payable		1,093	1,004
Non-current employee benefits		3,045	3,142
Non-current provisions for dismantling		714	715
Non-current restructuring provisions	4.3	185	225
Other non-current liabilities		635	792
Deferred tax liabilities		822	879
Total non-current liabilities		33,811	36,537
Current financial liabilities		6,187	4,536
Current derivatives liabilities		58	131
Current fixed assets payable	4.4	2,361	2,728
Trade payables	4.4	6,016	6,227
Current employee benefits		2,070	2,214
Current provisions for dismantling		11	18
Current restructuring provisions	4.3	187	189
Other current liabilities		1,514	1,695
Operating taxes and levies payables		1,591	1,318
Current tax payables		363	434
Deferred income		2,051	2,136
Total current liabilities		22,409	21,626
Liabilities related to assets held for sale (1)		-	-
Total equity and liabilities		89,791	91,430

(1) Telkom Kenya and EE in 2015.
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Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent							Attributable to non-controlling interests
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Subor- dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total	Total Equity
Balance at January 1, 2015		2,648,885,383	10,596	16,790	5,803	(4,040)	410	29,559	1,894	248	2,142	31,701
Consolidated comprehensive income		-	-	-	-	1,099	468	1,567	174	20	194	1,761
Share-based compensation		-	-	-	-	1	-	1	2	-	2	3
Dividends		-	-	-	-	(1,059)	-	(1,059)	(290)	-	(290)	(1,349)
Subordinated notes remuneration		-	-	-	-	(169)	-	(169)	-	-	-	(169)
Changes in ownership interests with no gain/loss of control		-	-	-	-	31	-	31	4	-	4	35
Other movements		-	-	-	-	113	-	113	5	-	5	118
Balance at June 30, 2015		2,648,885,383	10,596	16,790	5,803	(4,024)	878	30,043	1,789	268	2,057	32,100
Consolidated comprehensive income		-	-	-	-	1,553	(16)	1,537	132	7	139	1,676
Share-based compensation		-	-	-	-	3	-	3	4	-	4	7
Dividends		-	-	-	-	(530)	-	(530)	(14)	-	(14)	(544)
Subordinated notes remuneration		-	-	-	-	(103)	-	(103)	-	-	-	(103)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(7)	-	(7)	-	-	-	(7)
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	185	-	185	185
Other movements		-	-	-	-	(36)	-	(36)	(11)	-	(11)	(47)
Balance at December 31, 2015		2,648,885,383	10,596	16,790	5,803	(3,144)	862	30,907	2,085	275	2,360	33,267
Consolidated comprehensive income		-	-	-	-	3,168	(1,434)	1,734	155	(62)	93	1,827
Capital increase	8.1	11,171,216	44	64	-	5	-	113	-	-	-	113
Share-based compensation	8.1	-	-	-	-	49	-	49	2	-	2	51
Purchase of treasury shares	8.2	-	-	-	-	(1)	-	(1)	7	-	7	6
Dividends	8.3	-	-	-	-	(1,064)	-	(1,064)	(252)	-	(252)	(1,316)
Subordinated notes remuneration	8.6	-	-	-	-	(188)	-	(188)	-	-	-	(188)
Changes in ownership interests with no gain/loss of control	2	-	-	-	-	(17)	-	(17)	(5)	-	(5)	(22)
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	(16)	-	(16)	(16)
Other movements		-	-	-	-	(111)	-	(111)	(40)	-	(40)	(151)
Balance at June 30, 2016		2,660,056,599	10,640	16,854	5,803	(1,303)	(572)	31,422	1,936	213	2,149	33,571
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Analysis of changes in shareholders' equity related to components of the other comprehensive income

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Transla- tion adjust- ment	Actuarial gains and losses	Defer- red taxes	Other components of comprehen- sive income of associates and joint ventures	Total	Hedging instruments	Transla- tion adjust- ment	Actuarial gains and losses	Defer- red taxes	Total	Total other compre-hensive income
Balance at January 1, 2015	21	(487)	1,152	(516)	312	(72)	410	(1)	272	(30)	7	248	658
Variation	9	496	111	28	(176)	-	468	-	20	-	-	20	488
Balance at June 30, 2015	30	9	1,263	(488)	136	(72)	878	(1)	292	(30)	7	268	1,146
Variation	6	43	(51)	8	(20)	(2)	(16)	(1)	(3)	17	(6)	7	(9)
Balance at December 31, 2015	36	52	1,212	(480)	116	(74)	862	(2)	289	(13)	1	275	1,137
Variation	(388)	(62)	(946)	(127)	46	43	(1,434)	2	(64)	-	-	(62)	(1,496)
Balance at June 30, 2016	(352)	(10)	266	(607)	162	(31)	(572)	-	225	(13)	1	213	(359)

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Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2016	June 30, 2015
Operating activities
Consolidated net income		3,323	1,273
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies		1,128	1,144
Gains (losses) on assets disposal		(138)	(204)
Depreciation and amortization		3,279	3,040
Change in provisions		(312)	210
Remeasurement to fair value of previously held equity interests		-	(6)
Impairment of goodwill	5	80	-
Impairment of non-current assets	5	92	25
Share of profits (losses) of associates and joint ventures		0	(14)
Net income after tax of discontinued operations (EE)		(2,249)	(442)
Operational net foreign exchange and derivatives		16	8
Finance costs, net	7.1	830	839
Income tax	6	237	594
Share-based compensation		53	3
Changes in working capital
Decrease (increase) in inventories, gross		(20)	4
Decrease (increase) in trade receivables, gross		201	(78)
Increase (decrease) in trade payables		(23)	(76)
Changes in other assets and liabilities		(734)	(233)
Other net cash out
Operating taxes and levies paid		(873)	(895)
Dividends received other than from EE		16	22
Dividends received from EE	2	173	364
Interest paid and interest rates effects on derivatives, net		(817)	(1,047)
Income tax paid		(406)	(412)
Net cash provided by operating activities (a)		3,856	4,119
o/w discontinued operations (EE)	2	202	406
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets		(4,143)	(2,906)
Increase (decrease) in fixed assets payables		(266)	(317)
Proceeds from sales of property, plant and equipment and intangible assets		86	34
Cash paid for investment securities, net of cash acquired
Airtel Burkina Faso, Oasis SA (Tigo - DRC) and Cellcom Telecommunication Inc (Liberia)	2	(792)	-
Others		(60)	(50)
Investments in associates and joint ventures		(11)	-
Others purchases of assets available for sale		(7)	-
Purchases of equity securities measured at fair value		(1)	-
Proceed from sale of EE	2	4,493	-
Other proceeds from sales of investment securities, net of cash transferred		72	222
Decrease (increase) in securities and other financial assets		-	-
Investments at fair value, excluding cash equivalents		(351)	(553)
Other		259	(139)
Net cash used in investing activities (b)		(721)	(3,709)
o/w discontinued operations (EE)	2	4,493	-
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ESPACE

(in millions of euros)	Note	June 30, 2016	June 30, 2015
Financing activities
Long-term debt issuances	7.4	756	471
Long-term debt redemptions and repayments	7.4	(1,038)	(2,147)
Increase (decrease) of bank overdrafts and short-term borrowings		666	(66)
Decrease (increase) of cash collateral deposits		(759)	1,455
Exchange rates effects on derivatives, net		7	116
Coupon on subordinated notes issuance	8.6	(188)	(169)
Proceeds (purchases) from treasury shares	8.2	6	14
Employees shareholding plans		(34)	32
Capital increase (decrease) - owners of the parent company	8.1	113	-
Capital increase (decrease) - non-controlling interests		(43)	-
Changes in ownership interests with no gain / loss of control
Egypt		-	(210)
Others		(22)	(4)
Dividends paid to owners of the parent company	8.3	(1,064)	(1,059)
Dividends paid to non-controlling interests	8.4	(195)	(205)
Net cash used in financing activities (c)		(1,795)	(1,772)
o/w discontinued operations (EE)	2	(220)	(220)
Net change in cash and cash equivalents (a) + (b) + (c)		1,340	(1,362)
Net change in cash and cash equivalents
Cash and cash equivalents - opening balance		4,469	6,758
Cash change in cash and cash equivalents		1,340	(1,362)
Non-cash change in cash and cash equivalents		8	(535)
Monetary financial securities in connection with the offer on Jazztel (1)		-	(560)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		8	25
Cash and cash equivalents - closing balance		5,817	4,861

(1) In connection with the offer on Jazztel, the Group had pledged in 2015 monetary financial securities. The pledge has been released in 2015 second semester. One impact of this operation on the cash flow statement is a non-cash change in cash and cash equivalents for 0.6 billion euros, related to the cancelling of the cash and cash equivalent transfer initially pledged into non-current financial assets.

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Segment information

Revenues

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
June 30, 2016
Revenues	9,376	2,418	1,306	609
Mobile services	3,590	1,263	614	504
Mobile equipment sales	326	240	106	56
Fixed services	5,183	915	542	36
Other revenues	277	-	44	13
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
external	9,016	2,404	1,290	602
inter-operating segments	360	14	16	7
June 30, 2015
Revenues	9,485	1,847	1,436	607
Mobile services	3,732	1,145	664	495
Mobile equipment sales	312	238	69	63
Fixed services	5,162	463	627	42
Other revenues	279	1	76	7
Voice services	-	-	-	-
Data services	-	-	-	-
IT & integration services	-	-	-	-
International Carriers	-	-	-	-
Shared services	-	-	-	-
external	9,113	1,829	1,419	598
inter-operating segments	372	18	17	9

(1) Including, in 2016, revenues of 2,128 million euros in France, 14 million euros in Spain, 9 million euros in Poland, 758 million euros in other European countries and 280 million euros in other countries.

Including, in 2015, revenues of 2,110 million euros in France, 15 million euros in Spain, 9 million euros in Poland, 341 million euros in other European countries and 696 million euros in other countries.

(2) Including revenues of 859 million euros in France in 2016.
Including revenues of 905 million euros in France in 2015.
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		Europe	Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Eliminations	Consolidated accounts
Central European countries	Eliminations Europe	Total

798	(3)	5,128	2,516	3,189	904	(1,034)	20,079
658	(1)	3,038	2,055	-	-	-	-
51	-	453	39	-	-	-	-
67	-	1,560	380	-	-	-	-
22	(2)	77	42	-	-	-	-
-	-	-	-	757	-	-	-
-	-	-	-	1,425	-	-	-
-	-	-	-	1,007	-	-	-
-	-	-	-	-	757	-	-
-	-	-	-	-	147	-	-
789	-	5,085	2,371	3,009	598	-	20,079
9	(3)	43	145	180	306	(1,034)	-

805	(2)	4,693	2,283	3,171	956	(1,031)	19,557
671	(1)	2,974	1,825	-	-	-	-
50	-	420	37	-	-	-	-
63	-	1,195	372	-	-	-	-
21	(1)	104	49	-	-	-	-
-	-	-	-	773	-	-	-
-	-	-	-	1,469	-	-	-
-	-	-	-	929	-	-	-
-	-	-	-	-	769	-	-
-	-	-	-	-	187	-	-
793	-	4,639	2,137	3,002	666	-	19,557
12	(2)	54	146	169	290	(1,031)	-

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Segment information

Revenues to reported EBITDA

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg	Central European countries	Eliminations Europe
June 30, 2016
Revenues	9,376	2,418	1,306	609	798	(3)
External purchases	(3,394)	(1,540)	(700)	(390)	(441)	7
Other operating income	453	62	34	15	26	(4)
Other operating expenses	(235)	(100)	(29)	1	(25)	-
Labour expenses	(2,192)	(125)	(188)	(68)	(71)	-
Operating taxes and levies	(770)	(90)	(36)	(22)	(6)	-
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Restated EBITDA(1)	3,238	625	387	145	281	-
Significant litigations	-	-	-	-	-	-
Specific labour expenses(2)	(58)	-	-	-	-	-
Investments and businesses portfolio review(3)	-	-	-	-	-	-
Restructuring costs(4)	(160)	(133)	-	-	-	-
Other special items(5)	-	-	-	-	-	-
Reported EBITDA(1)	3,020	492	387	145	281	-
June 30, 2015
Revenues	9,485	1,847	1,436	607	805	(2)
External purchases	(3,400)	(1,229)	(734)	(385)	(435)	6
Other operating income	464	43	61	-	21	(4)
Other operating expenses	(282)	(61)	(48)	10	(29)	-
Labour expenses	(2,232)	(104)	(214)	(67)	(68)	-
Operating taxes and levies	(720)	(76)	(38)	(23)	(8)	-
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring costs	-	-	-	-	-	-
Restated EBITDA(1)	3,315	420	463	142	286	-
Significant litigations	(23)	-	-	-	-	-
Specific labour expenses(2)	(86)	-	-	-	-	-
Investments and businesses portfolio review(3)	1	-	-	-	-	-
Restructuring costs(4)	(10)	-	-	(2)	-	-
Reported EBITDA(1)	3,197	420	463	140	286	-

(1) Report to Note 1.2 for the definition of both Restated EBITDA and Reported EBITDA.
(2) Specific labour expenses mainly include the effects of the reorganization of working-times in France for French-par-time for seniors plans (TPS).
(3) Portfoliow review includes in 2016, a gain on asset disposal of FIME of 49 million euros, and in 2015, a gain on asset disposal of Dailymotion of 169 million euros.
(4) Restructuring costs are presented in Note 4.3.
(5) Other special items include Bouygues transaction fees.
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Europe	Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations	Total	Presentation restatements	Consolidated accounts
Total

5,128	2,516	3,189	904	(1,034)	20,079	-	20,079
(3,064)	(1,231)	(1,677)	(1,490)	2,038	(8,818)	-	(8,818)
133	53	77	1,224	(1,578)	362	8	370
(153)	(105)	(211)	(43)	574	(173)	(61)	(234)
(452)	(224)	(831)	(620)	-	(4,319)	(85)	(4,404)
(154)	(181)	(55)	(58)	-	(1,218)	90	(1,128)
-	-	-	-	-	-	67	67
-	-	-	-	-	-	(340)	(340)
1,438	828	492	(83)	-	5,913	(321)	-
-	-	-	40	-	40	(40)	-
-	-	(3)	(19)	-	(80)	80	-
-	17	56	(6)	-	67	(67)	-
(133)	(2)	(24)	(21)	-	(340)	340	-
-	-	-	(8)	-	(8)	8	-
1,305	843	521	(97)	-	5,592	-	5,592

4,693	2,283	3,171	956	(1,031)	19,557	-	19,557
(2,777)	(1,071)	(1,842)	(1,522)	2,226	(8,386)	-	(8,386)
121	16	79	1,227	(1,590)	317	-	317
(128)	(86)	(92)	2	395	(191)	(524)	(715)
(453)	(196)	(822)	(660)	-	(4,363)	(108)	(4,471)
(145)	(169)	(56)	(54)	-	(1,144)	-	(1,144)
-	-	-	-	-	-	185	185
-	-	-	-	-	-	(34)	(34)
1,311	777	438	(51)	-	5,790	(481)	-
-	-	-	(390)	-	(413)	413	-
-	-	(7)	(15)	-	(108)	108	-
-	(112)	22	163	-	74	(74)	-
(2)	(4)	(6)	(12)	-	(34)	34	-
1,309	661	447	(305)	-	5,309	-	5,309

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Segment information

Reported EBITDA to operating income and investments

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
June 30, 2016
Reported EBITDA	3,020	492	387	145
Depreciation and amortization	(1,375)	(462)	(307)	(98)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	-
Impairment of fixed assets	3	-	1	-
Share of profits (losses) of associates and joint ventures	-	-	-	-
Operating income	1,648	30	81	47
June 30, 2015
Reported EBITDA	3,197	420	463	140
Depreciation and amortization	(1,305)	(310)	(349)	(99)
Remeasurement resulting from business combinations	-	-	-	-
Impairment of goodwill	-	-	-	-
Impairment of fixed assets	1	-	1	-
Share of profits (losses) of associates and joint ventures	-	-	-	(1)
Operating income	1,893	110	115	40

June 30, 2016
Investments in property, plant and equipment and intangible assets
CAPEX(3)	1,586	547	194	62
Telecommunications licenses	-	48	719	-
Finance leases	-	3	2	-
Total investments(4)	1,586	598	915	62
June 30, 2015
Investments in property, plant and equipment and intangible assets
CAPEX(3)	1,400	303	174	69
Telecommunications licenses	-	25	-	-
Finance leases	-	2	5	-
Total investments(5)	1,400	330	179	69

(1) Including tangible and intangible assets of 124 million euros in France in 2016.
Including tangible and intangible assets of 114 million euros in France in 2015.
(2) Including tangible and intangible assets of 167 million euros in France in 2016.
Including tangible and intangible assets of 143 million euros in France in 2015.

(3) CAPEX relate to tangible and intangible investments except telecommunication licenses and financial leases and they are used internally to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

(4) Including 1,692 million euros for other intangible assets and 2,496 million euros for tangible assets.
(5) Including 908 million euros for other intangible assets and 2,018 million euros for tangible assets.
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		Europe	Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Eliminations	Consolidated accounts
Central European countries	Eliminations Europe	Total

281	-	1,305	843	521	(97)	-	5,592
(164)	-	(1,031)	(525)	(186)	(162)	-	(3,279)
-	-	-	-	-	-	-	-
-	-	-	(80)	-	-	-	(80)
-	-	1	(96)	-	-	-	(92)
-	-	-	5	-	(5)	-	-
117	-	275	147	335	(264)	-	2,141

286	-	1,309	661	447	(305)	-	5,309
(166)	-	(924)	(455)	(176)	(180)	-	(3,040)
-	-	-	-	6	-	-	6
-	-	-	-	-	-	-	-
(27)	-	(26)	-	-	-	-	(25)
-	-	(1)	19	(3)	(1)	-	14
93	-	358	225	274	(486)	-	2,264

110	-	913	359	168	141	-	3,167
9	-	776	200	-	-	-	976
-	-	5	2	11	27	-	45
119	-	1,694	561	179	168	-	4,188

104	-	650	320	154	148	-	2,672
-	-	25	209	-	-	-	234
-	-	7	-	12	1	-	20
104	-	682	529	166	149	-	2,926

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Segment information

Consolidated statement of financial position for the half-year ended June 30, 2016

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	6,818	739	362
Other intangible assets	4,316	1,998	1,350	328
Property, plant and equipment	12,584	3,126	2,408	829
Interests in associates and joint ventures	1	1	-	(1)
Non-current assets included in the net financial debt	-	-	-	-
Other (4)	3	1	11	-
Total non-current assets	32,286	11,944	4,508	1,518
Inventories	408	64	46	11
Trade receivables	1,548	730	406	181
Prepaid expenses	104	113	27	28
Current assets included in the net financial debt	-	-	-	-
Other	817	10	12	2
Total current assets	2,877	917	491	222
Assets held for sale	-	-	-	-
Total assets	35,163	12,861	4,999	1,740
Equity	-	-	-	-
Non-current fixed assets payables	582	-	179	-
Non-current employee benefits	1,896	3	30	1
Non-current liabilities included in the net financial debt	-	-	-	-
Other	704	154	71	70
Total non-current liabilities	3,182	157	280	71
Current fixed assets payables	1,042	515	152	95
Trade payables	2,393	821	248	158
Current employee benefits	1,197	27	49	35
Deferred income	1,175	78	124	68
Current liabilities included in the net financial debt	-	-	-	-
Other	1,087	126	303	139
Total current liabilities	6,894	1,567	876	495
Liabilities related to assets held for sale	-	-	-	-
Total equity and liabilities	10,076	1,724	1,156	566

(1) Including tangible and intangible assets of 567 million euros in France.
Some trade receivables generated by the Enterprise segment (approximately 168 million euros) are included in the France segment, which is responsible for their collection.
(2) Including tangible and intangible assets of 2,251 million euros in France. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity.
(4) Other non-current assets mainly includes BT's investment securities of 1,978 million euros and investment securities in Africa entities of 794 million euros (see Note 2).
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Europe			Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Eliminations and unallocated items(3)	Consolidated accounts
Central European countries	Eliminations Europe	Total
2,158	-	10,077	1,036	485	15	-	26,995
717	-	4,393	1,817	321	3,700	1	14,548
874	-	7,237	3,296	491	1,699	-	25,307
-	-	-	160	1	14	-	176
-	-	-	-	-	-	931	931
(1)	-	11	797	10	1,979	3,088	5,888
3,748	-	21,718	7,106	1,308	7,407	4,020	73,845
57	-	178	84	64	45	-	779
203	4	1,524	709	716	1,018	(646)	4,869
14	-	182	132	201	127	(11)	735
-	-	-	-	-	-	7,665	7,665
7	-	31	469	149	156	276	1,898
281	4	1,915	1,394	1,130	1,346	7,284	15,946
-	-	-	-	-	-	-	-
4,029	4	23,633	8,500	2,438	8,753	11,304	89,791
-	-	-	-	-	-	33,571	33,571
222	-	401	110	-	-	-	1,093
3	-	37	61	333	718	-	3,045
-	-	-	-	-	-	27,317	27,317
57	-	352	51	35	159	1,055	2,356
282	-	790	222	368	877	28,372	33,811
68	-	830	359	42	89	(1)	2,361
200	4	1,431	1,060	651	1,127	(646)	6,016
22	-	133	75	340	325	-	2,070
68	-	338	194	257	97	(10)	2,051
-	-	-	-	-	-	6,245	6,245
36	-	604	717	192	581	485	3,666
394	4	3,336	2,405	1,482	2,219	6,073	22,409
-	-	-	-	-	-	-	-
676	4	4,126	2,627	1,850	3,096	68,016	89,791

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Segment information

Consolidated statement of financial position for year ended December 31, 2015

(in millions of euros)	France
		Spain	Poland	Belgium & Luxembourg
Goodwill	15,382	6,818	769	362
Other intangible assets	4,378	2,222	707	347
Property, plant and equipment	12,294	2,768	2,583	840
Interests in associates and joint ventures	1	1	-	-
Non-current assets included in the net financial debt	-	-	-	-
Other	4	-	10	1
Total non-current assets	32,059	11,809	4,069	1,550
Inventories	370	67	57	21
Trade receivables	1,614	903	422	194
Prepaid expenses	67	43	20	17
Current assets included in the net financial debt	-	-	-	-
Other	824	29	28	2
Total current assets	2,875	1,042	527	234
Assets held for sale(4)	-	-	-	-
Total assets	34,934	12,851	4,596	1,784
Equity	-	-	-	-
Non-curent fixed assets payables	584	-	180	-
Non-current employee benefits	2,017	-	55	-
Non-current liabilities included in the net financial debt	-	-	-	-
Other	750	168	84	73
Total non-current liabilities	3,351	168	319	73
Current fixed assets payables	1,252	470	233	129
Trade payables	2,491	847	271	170
Current employee benefits	1,292	47	48	36
Deferred income	1,220	89	127	70
Current liabilities included in the net financial debt	-	-	-	-
Other	748	65	232	126
Total current liabilities	7,003	1,518	911	531
Liabilities related to assets held for sale(4)	-	-	-	-
Total equity and liabilities	10,354	1,686	1,230	604

(1) Including tangible and intangible assets of 577 million euros in France.
Some trade receivables generated by the Enterprise segment (approximately 182 million euros) are included in the France segment, which is responsible for their collection.
(2) Including tangible and intangible assets of 2,251 million euros in France and 12 million euros in other countries. Intangible assets also include the Orange brand for 3,133 million euros.
(3) Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity.
(4) Relates to EE and Telkom Kenya, classified under discontinued operations.
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Europe			Africa & Middle-East	Enterprise(1)	International Carriers & Shared Services(2)	Eliminations and unallocated items(3)	Consolidated accounts
Central European countries	Eliminations Europe	Total
2,159	-	10,108	1,117	449	15	-	27,071
743	-	4,019	1,936	322	3,672	-	14,327
897	-	7,088	3,504	505	1,732	-	25,123
-	-	1	155	1	4	-	162
-	-	-	-	-	-	1,392	1,392
-	-	11	4	11	-	3,225	3,255
3,799	-	21,227	6,716	1,288	5,423	4,617	71,330
63	-	208	71	59	55	-	763
181	-	1,700	728	703	759	(628)	4,876
12	-	92	71	179	94	(8)	495
-	-	-	-	-	-	6,086	6,086
14	-	73	360	141	92	602	2,092
270	-	2,073	1,230	1,082	1,000	6,052	14,312
-	-	-	-	-	5,788	-	5,788
4,069	-	23,300	7,946	2,370	12,211	10,669	91,430
-	-	-	-	-	-	33,267	33,267
205	-	385	35	-	-	-	1,004
3	-	58	60	290	717	-	3,142
-	-	-	-	-	-	29,780	29,780
60	-	385	148	34	183	1,111	2,611
268	-	828	243	324	900	30,891	36,537
111	-	943	399	40	95	(1)	2,728
219	-	1,507	1,086	638	1,133	(628)	6,227
21	-	152	69	347	354	-	2,214
67	-	353	208	270	94	(9)	2,136
-	-	-	-	-	-	4,667	4,667
16	-	439	515	201	940	811	3,654
434	-	3,394	2,277	1,496	2,616	4,840	21,626
-	-	-	-	-	-	-	-
702	-	4,222	2,520	1,820	3,516	68,998	91,430

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Notes to the consolidated financial statements

NOTE 1         Basis of preparation of the consolidated financial statements

This note describes the changes in the accounting policies since the publication of the consolidated financial statements for 2015 and which were used by Orange (hereafter called "the Group") for the preparation of its interim financial statements at June 30, 2016.

1.1        Basis of preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 25, 2016.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first half of 2016 were prepared in accordance with IAS 34 "Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2015, with the exception of the specific requirements of IAS 34. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of IAS 39 and the standards and interpretations currently being endorsed, which has no effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

When a specific transaction is not dealt with in any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•  fairly present the Group’s financial position, financial performance and cash flows;

•  reflect the economic substance of the transactions;

•  are neutral;

•  are prepared on a prudent basis; and

•  are complete in all material respects.

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1.2        Change in segment information reporting - Financial measures

Restated EBITDA and reported EBITDA are measures of operating performance used by the Group to:

•  manage and assess its operating results and operating segments’ results, and

•  implement its investments and resource allocation strategy.

Group management believes that disclosing these measures is relevant because it provides the monitoring measures used internally to the users of the financial statements.

At the end of 2015, the European Securities and Markets Authority (ESMA) issued guidelines relating to the alternative performance measures of listed companies. In this context, the Group decided to include the reconciliation of restated EBITDA with reported EBITDA, which was historically included in the management report, within the financial statements.

Reported EBITDA corresponds to Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations and share of profits (losses) of associates and joint ventures.

Restated EBITDA corresponds to reported EBITDA adjusted for the effects of significant litigation, specific labour expenses, the review of the investments and businesses portfolio, restructuring costs, and other special items if any.

This alternative performance measure, compared with reported EBITDA, enables the isolation of some special factors attributable to:

•  significant litigation:

The litigation proceedings result from a third-party decision (regulatory bodies, courts of justice, etc.) and occur over a period different from that of the root cause of such costs. By their nature, the costs are hard to predict, be it for their legal grounds, amount and period in which they occur.

•  specific labour expenses:

Independent from the costs of personnel separation plans included in restructuring costs, some personnel programs, mainly those relating to reorganization of working-times, have a negative effect over the period they are implemented. These are notably French part-time for seniors plans (TPS).

•  investments and businesses portfolio review:

The Group reviews on an ongoing-basis its investments and businesses portfolio. In this context, some disposal decisions are implemented and affect the income statement for the period when the disposal occurs. The related disposal income or loss affects either the reported EBITDA or consolidated net income after tax from continuing operations.

•  restructuring costs:

The Group business adaptation to changes in the environment could also generate other types of transformation costs. These actions may have a negative effect over the period they are communicated and initiated. For illustrative purposes and the list is not exhaustive, they result from action plans validated by internal governance bodies in terms of land use, distribution network, subcontracting network, lay-offs, and communication networks (for costs other than assets depreciation and impairment).

•  if any, other special items which are systematically identified, whether they are charges or gains.

Restated EBITDA and reported EBITDA are not performance measures defined by IFRS and may not be comparable to other similarly-titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

1.3        Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, Orange’s management makes estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2015. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at June 30, 2016 may be changed subsequently.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with the related accounting issues.

1.4        New standards and interpretations compulsory after June 30, 2016

Among these standards and interpretations, the following might affect the Group’s future consolidated financial statements:

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Standard / Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2018)

IFRS 9 modifies the recognition criteria for hedging transactions and main financial assets and liabilities categories : given the nature of the Group’s transactions, no major change is expected.

IFRS 9 requires also the change in the credit risk recognition using the expected losses approach versus the incurred losses one. For the Group, this would notably imply impairment of non-matured receivables.

IFRS 15 Revenue from Contracts with Customers (January 1, 2018)

This standard relates to revenue recognition and is applicable on a retrospective basis either limited to the cumulative effect of the new method at the opening date of the annual reporting period that includes the date of initial application (January 1, 2018) or by adjusting the reported comparative periods.

For the Group, this standard would mainly impact the accounting for bundled offers which include a handset component with a discounted price and a communication service component : the cumulative revenue will not change but its allocation between the handset sold and the communication service will change (more equipment revenue and less service revenue). The resulting acceleration of the revenue recognition would lead to the recognition of a contract asset in the statement of financial position which would be settled against an asset receivable as the communication service is provided.

In addition, some incremental subscriber acquisition and retention costs (i.e. payments to distributors directly attributable to a contract, excluding subsidies) will be recognized over the duration of the bundled offer.

IFRS 16 Leases (January 1, 2018 or 2019)

This standard relates to the accounting for leases and will be compulsory applicable from January 1, 2019 or on a retrospective basis from January 1, 2018 together with IFRS 15. It is retrospective either at the first application date or at the opening date of the reported comparative period.

The Group is analyzing the retrospective application provisions as well as the first application date of this new standard.

The standard introduces a new basis for splitting supplier arrangements based on a new accounting definition of a lease and a service arrangement.

It will mainly change the lease accounting for lessees with the recognition of an asset which represents the right of use at the delivery date granted by the lessor against a financial liability.

It will also impact the presentation of the income statement (depreciation and interest expense instead of operating expense) and the statement of cash flows (interest expense will only impact the operating cash flows whereas the debt repayment will affect the financing cash flows). In the statement of financial position, the net equity will be reduced at the beginning of the arrangement (due to the acceleration of expenses attributable to the interest component) and the intangible and tangible assets as well as the lease liability will increase.

The effects are analyzed as part of Group-wide projects for implementing these new standards, though a reliable estimate of the quantitative effects is not possible until the projects have been completed.

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NOTE 2         Gains and losses on disposal and main changes in scope of consolidation

Changes in scope during the first half of 2016

Disposal of EE

On January 29, 2016, Orange sold its whole stake in EE to BT Group plc (BT) against 3,438 million pounds sterling (4,500 million euros) in cash and a 4 % stake in the share capital of BT which is measured at 1,877 million pounds sterling (2,462 million euros) based on the opening market price on January 29, 2016. The Group’s commitments relating to the BT shares are disclosed in Note 7.7. The amount received net of the transaction costs was 4,493 million euros. In accordance with the agreements, this amount is being subject to adjustments relating to EE’s net debt, working capital and capital expenditures at January 29, 2016.

(in millions of euros)		June 30, 2016

EE's net disposal value(1)	(a)	7,134
EE's net book value	(b)	(5,725)
Reclassification adjustment of other comprehensive income to net income(2)	(c)	840
Consolidated net income after tax of discontinued operations	(a) + (b) + (c)	2,249

(1) Includes transaction costs and 173 million euros of dividends paid by EE before the disposal in January 2016.
(2) Mainly includes 836 million euros of cumulative translation adjustment reclassified in profit or loss.

The commitments relating to EE’s disposal are listed in the 2015 consolidated financial statements.

Disposal of Telkom Kenya

Following the agreement signed on November 6, 2015 with Helios Investment Partners, and after obtaining the required authorizations, the Group sold its whole stake in Telkom Kenya on June 10, 2016. This transaction has no material impact on the net income of the first half of 2016.

Entities acquired in Africa

The Group acquired on:

-        April 5, 2016, Cellcom Telecommunications Inc in Liberia,

-        April 20, 2016, Oasis SA in the Democratic Republic of the Congo from Millicom Group,

-        June 22, 2016, Airtel in Burkina Faso from Bharti Group.

The cash outflow to acquire these entities amounted to 792 million euros during the first half of 2016. It will be subject to adjustments primarily relating to net debt, working capital and capital expenditures. These adjustments will be finalized during the second half of 2016.

Due to the recent acquisitions of these entities, their financial statements prepared in accordance with IFRS could not be completed within a timeframe compatible with that of the Group. As a consequence, the related investment is classified under “non-current financial assets” as at June 30, 2016.

Transaction in progress as at June 30, 2016

Acquisition of Groupama Banque

On April 21, 2016, Orange and Groupama signed an agreement which would lead the Group to acquire 65 % of Groupama Banque share capital. Groupama will retain a 35 % stake.

The completion of this transaction is subject to the approval of the supervisory authorities which are expected to be obtained during the second half of 2016.

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NOTE 3         Sales

3.1        Changes in revenues from the Group

(in millions of euros)
Revenues as of June 30, 2015	19,557
Business related variations	61
Changes in the scope of consolidation (1)	649
Translation adjustment	(188)
Revenues as of June 30, 2016	20,079

(1) Mainly includes the effects of the Jazztel and Meditel consolidation in 2015.

3.2        Management of the working capital - receivables

Following the commercialization to its clients of tariff offers to buy devices with payment by instalments over 24 months, Orange Espagne implemented a sale without recourse program for the related receivables during the second half-year 2015. Those receivables are derecognized from the balance sheet. The trade receivables sold at June 30, 2016 generated an early receipt of approximately 95 million euros.

NOTE 4         Purchases and other expenses

4.1        External purchases

(in millions of euros)	June 30, 2016	June 30, 2015
Commercial expenses and content rights	(3,132)	(2,989)
o/w costs of terminals and other equipment sold	(1,766)	(1,756)
o/w advertising, promotional, sponsoring and rebranding costs	(443)	(390)
o/w costs of content rights	(257)	(187)
Service fees and inter-operator costs	(2,688)	(2,476)
Other network expenses, IT expenses	(1,470)	(1,393)
Other external purchases	(1,528)	(1,528)
o/w rental expenses	(579)	(574)
Total	(8,818)	(8,386)

4.2        Other operating expenses

In addition to allowances and losses on trade receivables and universal service charges, other operating expenses of the first half of 2016 include in particular the payment of 53 million euros concerning the SFR-secondary residences litigation. At the first half of 2015 other operating expenses include an expense of 413 million euros related to effects of litigations in France and abroad and an expense of 112 million euros as a result of the asset portfolio restructuring.

4.3        Restructuring

(in millions of euros)	June 30, 2016	June 30, 2015
Restructuring costs related to staff (1)	(91)	(15)
Lease property restructuring	(22)	(5)
Distribution channels (2)	(160)	(10)
Other restructuring costs (3)	(67)	(4)
Total	(340)	(34)

(1) Mainly departure plan announced by Orange Spain in 2016 (approximately 500 people).
(2) Concerns the end of the relationship with some indirect distributors and the end of M6 Mobile in France.
(3) Relate mainly to termination of operational contracts as part of the integration of the activities of Jazztel.
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Some restructuring costs are directly recorded as expense and are not included in the movements of provisions:

(in millions of euros)	June 30, 2016	June 30, 2015
Restructuring provision - opening balance	414	498
Additions with impact on income statement	149	11
Reversals releases with impact on income statement	(6)	-
Discounting with impact on income statement	-	0
Utilizations without impact on income statement	(122)	(102)
Changes in consolidation scope, reclassifications and translation adjustments	(63)	3
Restructuring provision - closing balance	372	410
o/w non-current provisions	185	304
o/w current provisions	187	106

4.4        Management of the working capital - payables

From the end of 2014, some of the key suppliers and Orange SA agreed to extend, for Orange, the payment terms up to 6 month for some invoices. At the first half of 2016, this program had no effect on the variation of the working capital (including the purchase of fixed assets). At the first half of 2015, it had generated a working capital improvement lower than 100 million euros.

NOTE 5         Impairment loss

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

As the preparation of multi-year plans is performed at year-end, the half-year reassessments resulting from the identification of impairment indications are derived from a preliminary review of projected cash flows retained at the end of the previous year.

At June 30, 2016

Compared with disclosed items in December 31, 2015, new specific following matters have arisen :

•  In Continental Europe : following the referendum on the United Kingdom's continued membership of the European Union, the related expressed vote has appeared as a new factor of market volatility and economic activity that may affect European market in the future.

•  In Middle East :

   - Jordan : the war situation in Iraq and Syria, may have impacts on the bordering state such as Jordan where Orange is present. The Group's proportionate share of Jordan's recoverable value is less than 3 % of the total recoverable value of the consolidated entities.

   - Egypt : the political and security situation in Egypt still affect negatively the general business climate and has been reflected in particular in a significant depreciation of the Egyptian pound in the first half of 2016.

As of June 30, 2016, an impairment of 176 million euros has thus been recognized in Egypt (of which 80 million euros on goodwill and 96 million euros on fixed assets). It reflects the impact on projected cash flows of the new 4G license's ongoing allocation and its financial conditions. The tested carrying value was brought down to the recoverable amount of long-term assets and working capital, amounting to 1 billion euros.

At June 30, 2015

At June 30, 2015, the review of impairment indicators had not led the Group to recognize any impairment.

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NOTE 6         Income tax

(in millions of euros)	June 30, 2016	June 30, 2015
Income tax	(237)	(594)
Current tax	(325)	(456)
Deferred tax	88	(138)

The income tax charge as at June 30, 2016 includes a tax gain of 177 million euros (of which 170 million euros related to deferred tax assets on carried-forward losses). This income tax gain is resulting from the positive outcome of contentious proceedings for fiscal years 2008-2009 and 2011-2013 in regards of the 5% share of costs and expenses applied in France to dividends received from EU companies.

Initiated procedures for fiscal years 2010 and 2014 are still ongoing.

NOTE 7         Financial assets, liabilities and financial result

7.1        Financial result

The financial result amounts to (830) million euros at June 30, 2016 against (839) million euros at June 30, 2015.

The stability of financial result is explained by the decrease in net financial debt cost of 101 million euros offset by changes in the foreign exchange result of (83) million euros mainly due to economic hedges of the Group's exposure to pound sterling (mainly hedge of the unrecognized revaluation of subordinated notes denominated in pounds sterling, equity instruments recognized at their historical value).

7.2        Change of cash flow hedges in the consolidated statement of comprehensive income

At June, 2016, the consolidated statement of comprehensive income indicates a change in cash flow hedge on the period of (125) million euros against a change of 496 million euros in the first semester of 2015. These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies.

Change of the variation is mainly due to the decline of pound sterling and US dollar against euro during the first semester of 2016 whereas, in 2015, those currencies strengthened against euro.

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7.3        Net financial debt

Net financial debt as defined and used by Orange is described in the following chart:

(in millions of euros)	June 30, 2016	December 31, 2015
TDIRA	1,204	1,198
Bonds	26,575	26,826
Bank and multilateral lending institutions loans	2,169	2,690
Finance lease liabilities	597	592
Cash collateral received	690	1,447
Commercial papers	1,338	725
Bank overdrafts	316	209
Commitments to purchase non-controlling interests	22	21
Other financial liabilities	114	356
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	33,025	34,064
Derivatives (liabilities) current and non-current(1)	537	384
Derivatives (assets) current and non-current(1)	(1,101)	(1,684)
Equity components related to unmatured hedging instruments	(504)	(418)
Gross financial debt after derivatives (a)	31,957	32,346
Cash collateral paid	(97)	(94)
Investments at fair value	(1,581)	(1,231)
Cash equivalents	(4,077)	(2,281)
Cash	(1,740)	(2,188)
Assets included in the calculation of net financial debt (b)	(7,495)	(5,794)
Net financial debt (a) + (b)	24,462	26,552

(1) At June 2016, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is a gain of 1 128 million euros.

7.4        Main debt issues and redemptions

On May 12, 2016, Orange issued bonds for 750 million euros maturing on May 12, 2025 with a coupon of 1%.

Orange SA redeemed bonds outstanding as at December 2015 and maturing during the first semester of 2016.

7.5        Orange's debt ratings

[Intentionally omitted]

7.6        Management of covenants

The specific covenants with regards to financial ratios described in December 2015 remain met.

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7.7        Assets available for sale

(in millions of euros)	June 30, 2016	December 31, 2015
Assets available for sale - opening balance	144	91
BT shares received as remuneration for EE	2,462	-
Change in fair value of BT shares	(484)	-
Other change in fair value	(10)	15
Other movements	3	38
Assets available for sale - closing balance	2,115	144

BT shares

On January 29, 2016, as a result of the disposal of EE, Orange received a 4% stake in the share capital of BT Group plc (BT), i.e. 399 million shares for an amount of 2,462 million euros (valued at the ECB reference exchange rate on January 28, i.e. 0.76228).

The Group committed not to sell BT Group plc shares for a one year period, starting from the date shares were delivered (January 29, 2016). However, the Group benefits from some exemptions, such as a disposal to Deutsche Telekom, to BT Group plc or to qualified investors taking over the commitments granted by Orange, subject to conditions. Besides, in case Orange's stake becomes less than or equal to 2%, the Group will be entitled to implement hedges of share price risk.

BT shares are classified under "Assets available for sales" and amount to 1,978 million euros at June 30, 2016. Temporary changes in value of shares, net of foreign exchange hedging effects, are recorded in other comprehensive income and not in income statement, except when there is objective evidence of a significant or prolonged impairment loss. As of June 30, 2016, the net change in fair value of BT shares recorded in other comprehensive income amounts to (378) million euros. This includes the change in fair value of shares for (484) million euros and the foreign exchange hedging effect for 106 million euros.

7.8        Fair value levels of financial assets and liabilities

During the first half-year of 2016, no significant event has occurred regarding the fair value of financial assets and liabilities.

NOTE 8         Shareholders' equity

At June 30, 2016, Orange SA's share capital, based on the number of issued shares at this date, amounted to 10,640,226,396 euros, comprising 2,660,056,599 ordinary shares with a par value of 4 euros each.

Since April 3, 2016, with the application of the law voted on March 29, 2014 (known as the "Florange law"), the shares held in registered form for at least two years by the same shareholder are granted with a double voting rights. At June 30, 2016, the French State owned 22.95% of Orange SA's share capital and 29.39% of the voting rights either directly or indirectly in concert with Bpifrance Participations. At that date, the employees of the Group owned either within the employee shareholding plan or in registered form 5.47% of Orange SA's share capital and 8.28% of the voting rights.

8.1        Changes in share capital

During the period, Orange SA issued 11,171,216 new shares, representing 0.42% of the capital, following the employee shareholding plan recorded by the Board of Directors at its meeting held on October 21, 2015, on delegation granted by the Shareholders' Meeting held on May 27, 2015. The related capital increase (including additional paid-in capital) realized on May 31, 2016, amounts to 113 million euros.

The number of subscribed shares at a unit price of 11.92 euros (which represent a discount of 20% to the market reference price) amounts to 9.5 million of shares, of which are added 1.7 million of free shares through employer's contribution.

The average fair value of the benefit granted to employees and former employees of the Group is 4.45 euros per share (including the free shares), resulting into an expense of 50 million euros against share-based compensation.

During the six months ended June 30, 2016, the weighted average number of ordinary shares outstanding was 2,648,855,960 and the weighted average number of ordinary and dilutive shares outstanding was 2,700,935,310.

8.2        Treasury shares

As authorized by the Shareholders' Meeting of June 7, 2016, the Board of Directors instituted a new share buyback program (the 2016 Buyback Program) and cancelled the 2015 Buyback Program, with immediate effect. The 2016 Buyback Program is described in the Orange Registration Document filed with the French Securities Regulator on April 4, 2016.

The only shares bought back by Orange during the first 2016 semester were shares bought back as part of the liquidity contract.

At June 30, 2016, Orange held 458,487 of its own shares (including 435,000 shares as part of the liquidity contract), compared to 27,663 at December 31, 2015 (of which 0 shares as part of the liquidity contract).

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8.3        Dividends

The Shareholders' Meeting held on June 7, 2016 approved the payment of a dividend of 0.60 euro per share in respect of 2015 exercise. After payment of the interim dividend of 0.20 euro per share on December 9, 2015 for a total of 530 million euros, the balance of the dividend amounting to 0.40 euro per share was paid on June 23, 2016 for an amount of 1,064 million euros.

8.4        Non-controlling interests

(in millions of euros)	June 30, 2016	December 31, 2015
Credit part of equity attributable to non-controlling interests (a)	2,196	2,377
o/ w Orange Polska	901	941
o/ w Sonatel Group	579	647
o/ w Orange Belgium Group	223	212
o/ w Jordan Telecom Group	159	210
o/ w Medi Telecom	152	183
Debit part of equity attributable to non-controlling interests (b)	(47)	(17)
o/ w Egypt	(42)	(11)
Total Equity attributable to non-controlling interests (a) + (b)	2,149	2,360
(in millions of euros)	June 30, 2016	June 30, 2015
Dividends paid to minority shareholders	252	290
o/ w Sonatel Group	186	176
o/ w Orange Polska	37	79
o/ w Medi Telecom	15	-
o/ w Jordan Telecom Group	10	26

8.5        Cumulative translation adjustment

(in millions of euros)	June 30, 2016	June 30, 2015
Profit (loss) recognized in other comprehensive income during the period	(174)	130
Reclassification to net income for the period	-	1
Total translation adjustments for continuing operations	(174)	131
Reclassification to the net income for the period (1)	(836)	-
Total translation adjustments for discontinued operations	(836)	-

(1) These translation adjustments are only related to EE.

The change in translation differences recognized in other comprehensive income includes:

•  in the first half of 2016, a decrease of 101 million euros due to the depreciation in the Polish zloty and a decrease of 61 million euros due to the depreciation in the Egyptian pound,

•  in the first half of 2015, an increase of 56 million euros due to the appreciation in the Polish zloty and 56 million euros due to the appreciation in the Jordanian dinar.

8.6        Subordinated notes

The amount of 5 803 million euros presented in the row "Subordinated notes" of the consolidated statements of changes in shareholders' equity represents the nominal booked at historical value (the tranches denominated in pounds sterling have not been revaluated since their issue in 2014). Premium and fees amounting (88) million euros are booked by reserves.

On the first half-year of 2016, Orange did not exercise its right to defer the coupons of the subordinated notes and therefore paid:

•  On February 8, 2016, a remuneration of 95 million euros and 38 million pounds sterling (equivalent to 49 million euros) to holders of the issue of February 2014;

•  On April 1, 2016, a remuneration of 35 million pounds sterling (equivalent to 44 million euros) to holders of the tranche denominated in pound sterling issued in October 2014.

The tax effect relating to the foreign currency translation on notional denominated in pound sterling is of (66) million euros over the period. This impact is presented in the consolidated statements of changes in shareholders' equity as the "Other movements".

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NOTE 9         Litigations and unrecognized contractual commitments

9.1        Litigations

At June 30, 2016, the contingency reserves recorded by the Group for all disputes in which it is involved (excluding liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amounted to 515 million euros compared with 528 million euros at December 31, 2015. Orange believes that the disclosure of provisions that may be recorded on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations having occurred since the publication of the consolidated financial statements for the year ended December 31, 2015, that have had or may have a material impact on the Group’s financial position.

•  In the procedure brought by SFR in 2012 before the Paris Commercial Court denouncing its retail offers to the secondary residences and claiming 218 million euros in damages for the loss allegedly suffered, the French Supreme Court annulled on April 12, 2016 the Paris Court of Appeal’s decision of October 8, 2014, which had ruled in favor of Orange. As a consequence, Orange had to pay 53 million euros to SFR pursuant to the first instance judgment rendered on February 12, 2014. The Paris Court of Appeal will have to examine the case on remand.

•  Orange and Altitude Infrastructure put an end on June 30, 2016 to the dispute which opposed them on the time allowed and the tariffs set by Orange to provide its wholesale offer to operators on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. Altitude Infrastructure consequently withdrew from its action for damages before the Paris Commercial Court and from its complaint before the Competition Authority.

•  In the action brought before the Paris Commercial Court by SFR against Orange SA in 2015 for damages suffered because of Orange’s practices on the B-to-B markets, SFR increased on April 12, 2016 its claims up to 2.4 billion euros. This increase does not alter Orange’s assessment of the dispute. Given the decision of the French Competition Authority of December 17, 2015, which fined Orange 350 million euros in connection with its competitive practices, Orange has already disclosed in the notes to its 2015 financial statements that this claim represents a risk, provided that any right for SFR to be indemnified remains subject to SFR characterizing an actual damage suffered resulting from the sanctioned practices.

•  On May 19, 2016, the Paris Court of Appeal upheld the decision of the French Competition Authority regarding the scope and significance of Orange's practices, which led the Authority to fine Orange in 2012 for having implemented, as part of its unlimited offers launched in 2005, an excessive price discrimination between calls made within its own network and calls made to its competitor’s network. However, the Court reduced by 20% (i.e. from 117 million euros to 94 million euros) the amount of the fine since the practice had never before been sanctioned by the Authority. In June 2016, the Authority reimbursed 23 million euros to Orange. Since the parameters condemning the practice itself were not challenged by the Court of Appeal, Orange lodged an appeal before the French Supreme Court.

Apart from the proceedings mentioned above, there are no governmental, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2015, which have had over the period, or which may have, a material impact on the Company’s or the Group’s financial position or profitability.

9.2        Unrecognized contractual commitments

No major event has impacted the unrecognized contractual commitments described in the consolidated financial statements for 2015.

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NOTE 10     Related party transaction

During the first six months of 2016, no operation had significant effect on the amounts of the transactions with the related parties published on December 31, 2015.

NOTE 11     Subsequent events

Changes in scope of consolidation

On July 19, 2016 the Group acquired Airtel in Sierra Leone from Bharti Group.

Orange SA: distribution of an interim dividend

At its meeting held on July 25, 2016, the Board of Directors resolved to distribute an interim dividend of 0.2 euro per share in respect of 2016. This interim dividend will be paid in cash on December 7, 2016. The estimated payment amounts to 532 million euros based on the number of ordinary shares outstanding at June 30, 2016.

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2.  Operating and Financial Review for the Six months ended June 30, 2016 and 2015

2.1          Overview

2.1.1    Financial data and workforce information

2.1.2    Summary of results for the first half of 2016

2.1.3    Significant events

2.1.4    Economic and political risks in sensitive areas

2.1.5    Dividend payment

2.2          Analysis of the Group’s results and capital expenditures

2.2.1    From Group revenues to restated EBITDA

2.2.1.1      Revenues

2.2.1.2      Restated EBITDA

2.2.2    From Group restated EBITDA to operating income

2.2.2.1      Reported EBITDA

2.2.2.2      Operating income

2.2.3    From Group operating income to net income

2.2.4    From Group net income after tax to comprehensive net income

2.2.5    Group capital expenditures

2.2.5.1      CAPEX

2.2.5.2      Acquisitions of telecommunication licenses

2.3          Analysis by operating segment

2.3.1    France

2.3.1.1      Revenues - France

2.3.1.2      Restated EBITDA - France

2.3.1.3      Operating income - France

2.3.1.4      CAPEX - France

2.3.1.5      Additional information - France

2.3.2    Europe

2.3.2.1      Spain

2.3.2.2      Poland

2.3.2.3      Belgium & Luxembourg

2.3.2.4      Central European countries

2.3.3    Africa & Middle-East

2.3.3.1      Revenues - Africa & Middle-East

2.3.3.2      Restated EBITDA - Africa & Middle-East

2.3.3.3      Operating income - Africa & Middle-East

2.3.3.4      CAPEX - Africa & Middle-East

2.3.3.5      Additional information - Africa & Middle-East

2.3.4    Enterprise

2.3.4.1      Revenues - Enterprise

2.3.4.2      Restated EBITDA - Enterprise

2.3.4.3      Operating income - Enterprise

2.3.4.4      CAPEX - Enterprise

2.3.4.5      Additional information - Enterprise

2.3.5    International Carriers & Shared Services

2.3.5.1      Revenues - International Carriers & Shared Services

2.3.5.2      Restated EBITDA - International Carriers & Shared Services

2.3.5.3      Operating income - International Carriers & Shared Services

2.3.5.4      CAPEX - International Carriers & Shared Services

2.3.5.5      Additional information - International Carriers & Shared Services

2.4          Cash and net financial debt

2.4.1    Liquidity and cash flows

2.4.2    Financial debt

2.5          Financial aggregates not defined by IFRS

2.5.1    Data on a comparable basis

2.5.2    Restated EBITDA and reported EBITDA

2.5.3    CAPEX

2.5.4    Net financial debt

2.6          Additional information

2.6.1    Subsequent events

2.6.2    Financial glossary

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2.1       Overview

This report contains forward-looking information about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Item 3.D Risk factors of Orange’s Annual report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2016 (the “2015 Form 20-F”) and Section 2.4 Risk factors of Orange’s Registration Document for the year ended December 31, 2015 (the “2015 Registration Document”) filed as an exhibit to the 2015 Form 20-F. See also the information provided under the heading Forward-looking information at the beginning of the 2015 Form 20-F and the 2015 Registration Document.

The following comments are based on unaudited interim condensed consolidated financial statements for the six month periods ended and at June 30, 2016 and 2016 included elsewhere in this document (the “Unaudited Interim Financial Statements”), prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union and published by the IASB and included herein (see Note 1 to the Unaudited Interim Financial Statements). Restated EBITDA, reported EBITDA, CAPEX, net financial debt, and data on a comparable basis are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them and considers them useful for readers, see Sections 2.5 Financial aggregates not defined by IFRS and 2.6.2 Financial glossary.

The transition from data on a historical basis to data on a comparable basis for the first half of 2015 is set out in Section 2.5.1 Data on a comparable basis.

Unless otherwise specified, segment information presented in the following sections is understood to be prior to elimination of inter-segment transactions.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

2.1.1       Financial data and workforce information

Operating data

	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	20,079	20,018	19,557	0.3%	2.7%
Restated EBITDA (1)	5,913	5,952	5,790	(0.6)%	2.1%
Restated EBITDA/Revenues	29.4%	29.7%	29.6%
Reported EBITDA (1)	5,592	5,386	5,309	3.8%	5.3%
Reported EBITDA/Revenues	27.9%	26.9%	27.1%
Operating income	2,141	-	2,264	-	(5.4)%
Operating income/Revenues	10.7%	-	11.6%
CAPEX (1)	3,167	2,937	2,672	7.8%	18.5%
CAPEX/Revenues	15.8%	14.7%	13.7%
Telecommunication licenses	976	280	234	249.2%	316.8%
Investments financed through finance leases	45	31	20	45.3%	122.1%
Average number of employees (full-time equivalents) (2)	141,417	146,916	144,183	(3.7)%	(1.9)%
Number of employees (active employees at end of period) (2)	153,539	156,558	153,679	(1.9)%	(0.1)%

(1) See Sections 2.5 Financial aggregates not defined by IFRS and 2.6.2 Financial glossary.

(2) See Section 2.6.2 Financial glossary.

Net income

	2016	2015
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,141	2,264
Finance costs, net	(830)	(839)
Income tax	(237)	(594)
Consolidated net income after tax of continuing operations	1,074	831
Consolidated net income after tax of discontinued operations (1)	2,249	442
Consolidated net income after tax	3,323	1,273
Net income attributable to owners of the parent	3,168	1,099
Non-controlling interests	155	174

(1)   Relating to EE (see Section 2.1.3 Significant events).

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Net financial debt

	June 30, 2016	Dec. 31, 2015
(in millions of euros)		data on a historical basis
Net financial debt (1)	24,462	26,552

(1) See Section 2.5 Financial aggregates not defined by IFRS, Section 2.6.2 Financial glossary and Note 7.3 to the Unaudited Interim Financial Statements.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks of the 2015 Registration Document.

2.1.2       Summary of results for the first half of 2016

The Group's commercial activity in the second quarter of 2016 confirmed the success of very high-speed fixed and mobile broadband in Europe: at June 30, 2016, 4G totaled 22.7 million customers in Europe (an increase of 1.9x in one year, on a comparable basis). Fiber optic plans had 2.5 million customers (an increase of 2.1x in one year). In France, there were 9.4 million 4G customers at June 30, 2016 (an increase of 1.7x in one year,) and net sales of mobile contracts (up 153,000 excluding machine-to-machine) increased nearly fourfold over the first quarter. Fixed broadband was also very dynamic, with 93,000 additional net sales in the second quarter, driven by fiber (106,000 additional net sales), which had a total of 1.2 million customers at June 30, 2016. In Spain, fiber optics saw very strong growth, with 197,000 additional net sales in the second quarter and 1.2 million customers at June 30, 2016. 4G also experienced rapid growth, with 6.4 million customers at June 30, 2016 (an increase of 1.8x in one year, on a comparable basis). In Poland, net sales of mobile contracts continued at a very high level (222,000 additional net sales) for the third consecutive quarter, while in Belgium, mobile contract customers (excluding machine-to-machine) confirmed the return to growth of prior quarters with 18,000 additional net sales in the second quarter. In Africa and Middle-East, the change in the mobile customer base (108.5 million customers at June 30, 2016) was affected by stricter customer identity check requirements in certain countries. Mobile data services, however, remained very dynamic, with revenues up 44% in the second quarter. Orange Money had 19 million customers at June 30, 2016 (growth of 36% year-on-year).

Revenues amounted to 20,079 million euros in the first half of 2016, up 2.7% on a historical basis and 0.3% on a comparable basis versus the first half of 2015, and continuing the same pattern seen in the second half of 2015, which was also up 0.3% on a comparable basis. Revenues were stable in the second quarter of 2016, following an increase of 0.6% in the first quarter, on a comparable basis versus 2015. Growth accelerated in Spain (an increase of 6.2% in the second quarter of 2016, following a rise of 1.8% in the first quarter, on a comparable basis versus 2015). In Africa and Middle-East, mobile data services and Orange Money continued their very dynamic trend. On a comparable basis, the Enterprise sector grew by 1.2% in the first half of 2016, driven by IT & integration services. These positive trends offset the fall in national roaming in France and the initial effects of the lowering of roaming tariffs in Europe.

Reported EBITDA amounted to 5,592 million euros in the first half of 2016, an increase of 283 million euros versus the first half of 2015 on a historical basis, in line with the increase in restated EBITDA and the reduction in expenses relating to the significant litigation, and partly offset by the rise in restructuring costs.

Restated EBITDA amounted to 5,913 million euros in the first half of 2016, up by 2.1% on a historical basis and down by 0.6% on a comparable basis versus the first half of 2015. The ratio of restated EBITDA to revenues was 29.4% in the first half of 2016, down 0.2 points on a historical basis and 0.3 points on a comparable basis compared with the first half of 2015. Restated EBITDA increased by 0.1% in the second quarter of 2016, following a drop of 1.6% in the first quarter.

Operating income was 2,141 million euros in the first half of 2016, a fall of 123 million euros versus the first half of 2015 on a historical basis. The increase in depreciation and amortization, in particular relating to the Jazztel acquisition and the full consolidation of Médi Telecom, as well as the recognition, in the first half of 2016, of an impairment loss in respect of Egypt, were partially offset by the rise in reported EBITDA.

Consolidated net income after tax amounted to 3,323 million euros in the first half of 2016, an increase of 2,050 million euros compared with the first half of 2015, stemming in large part from the disposal of EE in January 2016. Net income attributable to owners of the parent company totaled 3,168 million euros in the first half of 2016, compared to 1,099 million euros in the first half of 2015.

CAPEX, at 3,167 million euros in the first half of 2016, was up 18.5% on a historical basis and 7.8% on a comparable basis compared with the first half of 2015, in line with the Essentiels2020 strategic plan. The ratio of CAPEX to revenues was 15.8% in the first half of 2016, an increase of 2.1 points, on a historical basis and 1.1 points on a comparable basis, compared with the first half of 2015. Investment in very high-speed fixed and mobile broadband networks (fiber optic, 4G and 4G+) increased sharply. In addition, increased investments were made in data centers and customer equipment with the new Livebox launched in May 2016 in France, as well as new store openings under the Smart Store concept.

Net financial debt was 24,462 million euros at June 30, 2016, down by 2,090 million euros compared to December 31, 2015. Following the sale of its stake in EE (for proceeds net of transaction costs amounting to 4,493 million euros and a 4% stake in BT Group), the Group continued its policy of selective acquisition and investment in very high-speed broadband networks and telecommunication licenses.

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2.1.3       Significant events

In the first half of 2016, economic growth in the European countries where Orange operates continued to be limited and, on average, was unchanged from 2015. Macroeconomic growth was significantly higher in Africa and Middle-East.

Competition continues to be fierce in all markets, in Europe, in Africa and Middle-East in the telecommunications and enterprise services segments. In Europe, consumer services competition increasingly took the form of targeted and repeated aggressive promotions. Moreover, in Europe, the growth of entry-level and SIM-only offers slowed down, while attractively-priced convergence offers were up sharply.

In addition, the prospect of seeing the United Kingdom leave the European Union, following the referendum on June 23, 2016, (known as “Brexit”) introduced an element of economic uncertainty in Europe, as well as volatility on the financial and foreign exchange markets. Since the sale of EE, the Group no longer operates on the British market as a consumer services operator.

Against this backdrop, Orange continued to implement Essentials2020, its strategic plan for 2020, which aims in particular to enable Orange to stand out through investment in very high-speed broadband networks and quality of service. The Group is extending its operational efficiency and cost control improvement programs with Explore2020. In addition, Orange is rolling out its offers and networks to ensure diversification into new services, mobile financial services and connected objects. Lastly, Orange is continuing to adapt with changes to its asset portfolio.

Investment in networks

The rollout of networks providing broadband and very high-speed broadband access is one of the five levers of the Essentials2020 strategic plan. Orange will invest over 15 billion euros in its networks between 2015 and 2018, over half of which in France.

Rollout of very high-speed broadband mobile networks (4G and 4G+)

In France, Orange is making significant investments in the rollout of 4G and 4G+ networks. At June 30, 2016, the 4G network covered 82% of the population in France and customer numbers were up by a factor of 1.7 in a year, with 4G customers reaching 9.4 million. Moreover, a quality improvement program is underway with a view to expanding coverage of highways, high-speed trains and subways, reabsorbing white areas and improving coverage using low-range frequencies. In addition, Orange is continuing its rollout of 4G+ (LTE Advanced) technology, offering speeds of up to 220 Mbits/s, twice as fast as a conventional 4G connection. 4G+ technology was operational in 42% of 4G sites installed in France at the end of June 2016.

In Spain, the 4G network covered 89% of the population at June 30, 2016. At June 30, 2016, Orange had 6.4 million 4G customers in Spain, an additional 2.9 million new customers in a year. Orange’s ambition is to continue rolling out its 4G network to cover 95% of the Spanish population by 2017.

In Poland, 95% of the population was covered by the 4G network at June 30, 2016, due to co-deployment (shared network access infrastructure with T-Mobile). Orange’s 4G offers had attracted nearly 3.2 million customers in the country by June 30, 2016.

In Belgium, the Orange 4G network covered 99% of the population at June 30, 2016 and 4G+ was launched on a commercial basis in the second quarter of 2016, covering almost 50% of the population. The objective is to cover nearly 70% of the population by the end of 2016. In Luxembourg, the Orange group offered 92% of the population 4G coverage and 68% 4G+.

In Central European countries, the deployment of 4G/4G+ technologies is progressing swiftly, particularly in Romania (74% of the population covered by the 4G network at June 30, 2016 and 15 cities covered by 4G+), Slovakia (71% of the population covered at June 30, 2016 and initial rollout of 4G+) and Moldova (95% of the population covered at June 30, 2016).

In Africa & Middle-East, 4G technology has been accessible in 9 countries since the beginning of July 2016.

Deployment of very high-speed fixed broadband networks (VDSL and FTTH)

In France, Orange had 1.2 million fiber optic customers at June 30, 2016. The pace of the rollout was sustained, with 5.9 million households having the ability to connect to fiber optics (FTTH) at June 30, 2016, an increase of 38% year-on-year. Orange’s objective is to reach 12 million connectable households by 2018 and 20 million by 2022 (when the French very high-speed broadband plan will be completed). Orange, which already has a presence in over 900 municipalities, plans to deploy fiber in 3,600 municipalities by 2022, including all large and medium-size cities, corresponding to almost 60% of French households. As part of its Essentials2020 strategic plan, Orange aims to triple its investment in fiber optics in France by 2020. Accordingly, 3 billion euros will be invested in fiber optics over the 2015-2018 period.

In Spain, Orange had 1.2 million fiber optic customers at June 30, 2016 (nearly 800,000 new customers in a year) and 8.3 million fiber optic connectable homes (up by a factor of 1.9 year-on-year), some of which in partnership with Vodafone. Orange has set itself the target (through several channels, including its own installations) of connecting 10 million households to the fiber optic network in 2016 and 14 million by late 2020, covering 80% of all Spanish cities with more than 20,000 residents.

In Poland, the Group has invested in very high-speed broadband by implementing an ambitious investment plan to support its convergence strategy. The roll out of fiber optics accelerated sharply year-on-year and the country had over a million households connectable at June 30, 2016.

In Slovakia, Orange had connected 345,000 households to the FTTH network at June 30, 2016 and now has 69,000 fiber optic customers.

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Acceleration of digital expansion to cover rural areas of France with Orange Territoires Connectés

In June 2016, Orange announced the launch of Orange Territoires Connectés, an ambitious program to accelerate fixed and mobile broadband and very high-speed broadband coverage in rural areas of France. This acceleration program is in two parts: fixed and mobile internet access.

With regard to fixed Internet access, the Orange Territoires Connectés program aims to improve fixed Internet speeds in rural areas for 1 million households within a year and for 2.5 million households by the end of 2019.

With regard to mobile access, 5 million additional residents will be able to access the Orange 4G network in rural areas within a year, due to the Orange Territoires Connectés program. This program will enable Orange to fulfill its obligations in terms of covering the priority deployment area as specified under the 4G license, three years earlier than expected. In addition, Orange is supporting the “white area” program initiated by the French government. Under this program, all French town and city centers will have 3G mobile voice and data services within a year.

Mobile financial services and connected objects

Mobile financial services and connected objects are a major point of diversification for the Group and one of the five levers of its Essentials2020 strategic plan. Depending on markets and uses, Orange develops financial services in three categories: mobile payments (Orange Cash), mobile money (Orange Money) and mobile banking (Orange Finanse in Poland and shortly Orange Bank in France), offering payment capabilities, secure money transfers and access to consumer credit. In the connected objects segment in France, in the first half of 2016, Orange launched the rollout of its dedicated Internet of Things (IoT) network, using LoRa (Long Range) technology.

Agreement to acquire 65% of Groupama Banque, which will become Orange Bank

In April 2016, Orange and Groupama signed an agreement to develop an unprecedented 100% mobile banking service. This agreement will involve Orange acquiring a 65% capital interest in Groupama Banque, whilst Groupama retains a 35% interest.

As result of the contribution from both partners, the bank, which is due to be called Orange Bank, will be launched in France in early 2017 and will provide a banking service specifically adapted for mobile use. This service will be marketed under the Orange brand within the Orange distribution network and under the Groupama brand within the Groupama distribution networks (see Note 2 to the Unaudited Interim Financial Statements).

Launch of Orange Money in France

Following the success of Orange Money in Africa & Middle-East (19 million customers at June 30, 2016 in 14 countries), in June 2016, Orange announced the launch of Orange Money in metropolitan France for Orange mobile subscribers. This service will enable them to carry out money transfers via their mobile phones to other Orange Money customers located, initially, in Ivory Coast, Mali and Senegal. The aim is to gradually expand this service by increasing the number of points of sale in France, via the Orange Money app, which will soon be available in France, and by extending the money transfer service from France to other countries.

Incorporation of the mobile payment platform, Apple Pay, into the Orange Cash app

In June 2016, Orange confirmed its commitment to mobile payments by incorporating the mobile payment platform, Apple Pay, into its Orange Cash app (prepaid rechargeable electronic cash account) to enable its Apple customers to pay for their day-to-day purchases, simply and securely, using their iPhones.

Launched in October 2015, Orange Cash, the first NFC (Near Field Communication) prepaid mobile payment solution offered in France by a mobile operator, already had over 200,000 Orange customers by the end of June 2016.

Deployment of a dedicated Internet of Things network in France

In addition to its mobile networks, in September 2015 Orange announced investments in an LPWA network (Low Power Wide Area, a network to enable exchanges between small connected objects not connected to the power grid, requiring low-power connectivity and at low cost). The dedicated Orange Internet of Things network, using LoRa (Long Range) technology, has been deployed in 17 urban areas in France since the first quarter of 2016 and will gradually be rolled out nationwide.

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Customer relationships

Within the context of the Essentials2020 strategic plan, Orange is developing its customer relationships: simplifying the customer experience and personalizing offers and services that match expectations more closely; digitalizing the customer relationship; developing the brand and selling spaces.

Acquisition of an equity interest in Africa Internet Group, a leader in e-commerce in Africa

In April 2016, Orange announced its gradual acquisition of an interest in Africa Internet Group for an amount that is expected to eventually reach 75 million euros. Through this investment, which will be accompanied by a series of strategic partnerships between the two groups' subsidiaries, Orange will enable Jumia, and all Africa Internet Group sites, to accelerate their growth and to seize development opportunities in Africa.

This transaction, initiated by Orange Digital Ventures, set up to invest in startups, is completely in line with the Essentials2020 strategic plan, particularly with regard to its objective of reinventing the customer relationship and developing digital channels and services for customers, as well as being in line with its ambitions for Africa & Middle-East development.

Mobinil (Egypt) and Mobistar (Belgium) become Orange

In the first half of 2016, Mobinil in Egypt (33.6 million mobile customers at June 30, 2016) and Mobistar in Belgium (3.8 million mobile customers at June 30, 2016) adopted the Orange brand name. The Orange brand now has a presence in 28 countries worldwide, including 8 European countries and 20 countries in Africa & Middle-East.

Termination of the roaming services agreement between Orange and Free Mobile

Several months ago, Orange and Free Mobile (Iliad Group) started negotiations to gradually bring roaming services to an end. An agreement was signed on June 15, 2016, to remove roaming services by means of the gradual restriction by Free Mobile, from January 2017 onwards, of the provision of Orange network roaming services to its customers. This agreement will come to an end by the close of 2020. This contract was validated by ARCEP in late June 2016.

End of discussions with the Bouygues Group with a view to a business combination with Bouygues Telecom

Following the discussions between Orange and Bouygues that have been ongoing since January 5, 2016 regarding a possible consolidation between the two companies, the Board of Directors of Orange concluded on April 1, 2016 that an agreement with Bouygues Telecom had not been reached. It therefore decided to end the discussions.

Change in asset portfolio

The acquisition of a number of entities in Africa in 2016 for a total amount of 792 million euros is part of Orange’s international expansion strategy, aimed at accelerating its growth through penetration of new high potential emerging markets. With these transactions, Orange will cover 21 countries in Africa and Middle-East by the end of 2016. In Europe, plans to acquire Sun Communications, the leading cable operator in Moldova, will enable Orange to prepare the market for the arrival of convergence.

In terms of disposals, Orange and Deutsche Telekom completed the sale of their stake in EE (their joint venture in the United Kingdom) in January 2016. In June 2016, Orange also completed the sale of its entire stake in Telkom Kenya, reflecting the Group's constant efforts to optimize its asset portfolio.

Acquisition of 100% of Cellcom in Liberia

In April 2016, Orange acquired a 100% interest in Cellcom Telecommunications, the leading mobile operator in Liberia (by number of customers at December 31, 2015), via its subsidiary, Orange Côte d’Ivoire (see Note 2 to the Unaudited Interim Financial Statements).

Acquisition of 100% of Tigo in the Democratic Republic of the Congo

In April 2016, Orange acquired a 100% interest in the mobile operator Tigo in the Democratic Republic of the Congo. The consolidation of Orange and Tigo's business activities in the Democratic Republic of the Congo will enable Orange to increase its presence in the country (see Note 2 to the Unaudited Interim Financial Statements).

Acquisition of 100% of the Bharti Airtel group’s two subsidiaries in Burkina Faso and Sierra Leone

In mid-2016, in line with the agreement signed in January 2016, Orange acquired a 100% interest in two Bharti Airtel International group ("Airtel") subsidiaries: one in Burkina Faso, in June 2016, the other in Sierra Leone, in July 2016 (see Notes 2 and 11 to the Unaudited Interim Financial Statements).

Agreement to acquire 100% of Sun Communications in Moldova

In June 2016, Orange signed an agreement to acquire a 100% capital interest in Sun Communications, the leading cable operator in Moldova. The acquisition of Sun Communications in Moldova is part of Orange's strategy of strengthening its position as the leading convergence operator in Europe, by offering broadband, and fixed and mobile voice services, as well as pay TV. This transaction is subject to the approval of the relevant authorities.

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Disposal of the stake in EE

In accordance with the agreement signed in February 2015, in January 2016 Orange and Deutsche Telekom completed the sale to BT Group of 100% of EE, their joint venture in the United Kingdom, which they previously held 50/50.

On completion, Orange received 3,438 million pounds sterling (4,500 million euros) in cash and an equity stake of 4% in BT Group, valued at 1,877 million pounds sterling (2,462 million euros) at the opening share price of January 29, 2016. The proceeds of the transaction, less costs, stood at 4,493 million euros. In accordance with the agreements, this amount is in the process of being adjusted in relation to EE's net debt, working capital and capital expenditure at January 29, 2016 (see Note 2 to the Unaudited Interim Financial Statements).

As regards foreign exchange risk, hedges were gradually set up following the announcement of the operation in December 2014. Accordingly, when EE was sold on January 29, 2016, the cash portion of the proceeds from the disposal was already hedged in full against foreign exchange risk and the BT share portion was partially hedged. In addition, the possibility of witnessing the United Kingdom leave the European Union following the referendum on June 23, 2016, had been taken into consideration. The Group has hedged against fluctuations in the pound sterling, to which Orange is still exposed due, in particular, to its 4% equity interest in the BT Group. The Group committed not to sell these shares for a period of one year from their date of delivery (January 29, 2016, see Note 7.7 to the Unaudited Interim Financial Statements).

Disposal of 70% of Telkom Kenya

In June 2016, in accordance with the agreement signed in November 2015, Orange completed the disposal of its entire 70% stake in Telkom Kenya, to Helios Investment Partners. This disposal had no material effect on the result for the first half 2016 (see Note 2 to the Unaudited Interim Financial Statements).

2.1.4       Economic and political risks in sensitive areas

Orange has invested in the Middle-East, North Africa and Sub-Saharan Africa, and owns subsidiaries and investments in these regions. Certain countries (notably Egypt, Iraq, Jordan, Cameroon, Mali, Niger, the Democratic Republic of the Congo, the Central African Republic and Tunisia) continue to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the activity and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations have led the Group to book impairments on its assets (see Note 5 to the Unaudited Interim Financial Statements).

For further information on the related risk factors, see Item 3.D of the 2015 Form 20-F and Section 2.4 of the 2015 Registration Document.

2.1.5       Dividend payment

The Group will propose payment of a dividend of 0.60 euros per share in respect of 2016 (subject to approval by the General Meeting of Shareholders). An interim dividend for 2016 of 0.20 euros per share will be paid on December 7, 2016. The ex-dividend date will be December 5, 2016 and the record date will be December 6, 2016.

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2.2       Analysis of the Group’s results and capital expenditures

2.2.1       From Group revenues to restated EBITDA

This section presents an analysis of Group revenues to restated EBITDA, by type of expense, after the restatements presented in the Segment reporting section of the Unaudited Interim Financial Statements.

	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	20,079	20,018	19,557	0.3%	2.7%
External purchases (2)	(8,818)	(8,669)	(8,386)	1.7%	5.1%
Other operating income and expense (2) (3)	189	104	126	83.0%	50.5%
Labor expenses (2) (3)	(4,319)	(4,356)	(4,363)	(0.8)%	(1.0)%
Operating taxes and levies (2)(3)	(1,218)	(1,145)	(1,144)	6.4%	6.5%
Restated EBITDA	5,913	5,952	5,790	(0.6)%	2.1%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.6.2 Financial glossary.

(3)   Restated data (see Section 2.5 Financial aggregates not defined by IFRS and Segment reporting of the Unaudited Interim Financial Statements).

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2.2.1.1     Revenues

Change in revenues

Revenues (2)	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	9,376	9,491	9,485	(1.2)%	(1.2)%
Europe	5,128	5,070	4,693	1.1%	9.3%
Spain	2,418	2,325	1,847	4.0%	30.9%
Poland	1,306	1,358	1,436	(3.8)%	(9.0)%
Belgium & Luxembourg	609	607	607	0.3%	0.3%
Central European countries	798	781	805	2.2%	(0.9)%
Intra-Europe eliminations	(3)	(1)	(2)
Africa & Middle-East	2,516	2,434	2,283	3.3%	10.2%
Enterprise	3,189	3,151	3,171	1.2%	0.5%
International Carriers & Shared Services	904	907	956	(0.3)%	(5.4)%
Intra-group eliminations	(1,034)	(1,035)	(1,031)
Total Group	20,079	20,018	19,557	0.3%	2.7%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Segment information in the Unaudited Interim Financial Statements and Note 3.1 to the Unaudited Interim Financial Statements.

The revenues of the Orange group totaled 20,079 million euros in the first half of 2016, down 2.7% on a historical basis and 0.3% on a comparable basis, compared with the first half of 2015.

On a historical basis, the 2.7% or 522 million euro increase in Group revenues between the first half of 2015 and the first half of 2016 reflected:

•  i) the favorable impact of changes in the scope of consolidation and other changes amounting to 649 million euros and primarily including the effects of the acquisition of Jazztel, following its takeover on July 1, 2015, for 478 million euros, and the full consolidation of Médi Telecom on July 1, 2015, following its takeover, for 240 million euros, ii) partially offset by the negative effect of foreign exchange fluctuations amounting to 188 million euros, due mainly to changes in the Polish zloty and the Egyptian pound against the euro;

•  and organic change on a comparable basis, representing a 61 million euro increase in revenues.

On a comparable basis, the 0.3% or 61 million euro increase in Group revenues between the first half of 2015 and the first half of 2016 was attributable primarily to:

•  the 93 million euros rise in revenues in Spain (up 4%), after five consecutive half years of decline. This change reflected primarily i) the upturn in mobile services revenues as a result of new enhanced contract offers launched since the end of 2015 (in line with the rollout of 4G) and the growth in the mobile customer base, and ii) the growth in revenues from fixed-line broadband services, linked to the development of fiber optic and content offers;

•  the 82 million euro increase in revenues in Africa & Middle-East (up 3.3%), with a sound overall performance in African countries (primarily Mali, Ivory Coast and Guinea) and, to a lesser extent, in the Middle-East (Egypt and Jordan);

•  the 38 million euro increase in Enterprise revenues (up 1.2%), primarily due to the growth in revenues from IT & integration services;

•  and the 17 million euro increase in revenues in Central European countries (up 2.2%), driven by the business's strong performance in Romania.

These positive trends were partially offset by:

•  the 115 million euro drop in revenues in France (down 1.2%). This fall was mainly due to i) the downward trend in traditional telephony revenues, and ii) the drop in revenues from national roaming, and iii) the expansion of SIM-only mobile offers and the increase in the share of convergence offers (due to attractive tariff discounts) in a persistently competitive environment, iv) partially offset by higher revenues from fixed-line broadband services and fixed-line services to operators and, to a lesser extent, the increase in mobile equipment sales;

•  and the drop in revenues in Poland (down 3.8%, or 52 million euros), due primarily to i) the long-term decline in traditional telephony services and, to a lesser extent, the decline in mobile services, affected by the development of SIM-only mobile offers and pressure from competition, and ii) the drop in other revenues, linked to the completion of infrastructure projects and the fall in revenues from information and communication technologies. The trend was partially offset by the strong growth in mobile equipment sales, driven in particular by sales of mobile handsets with staggered payment.

Changes in the number of customers

Customers (2)(3)	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Number of mobile services customers (3)	188.6	186.1	189.8	1.3%	(0.7)%
Number of contract customers	67.0	61.7	67.0	8.6%	(0.0)%
Number of prepaid customers	121.6	124.4	122.8	(2.2)%	(1.0)%
Number of fixed-line telephony customers	43.0	43.7	42.1	(1.5)%	2.2%
Number of customers of Internet access services	17.9	17.4	16.3	3.1%	10.0%
o/w Number of fixed-line broadband service customers	17.9	17.4	16.2	3.1%	10.4%
Group total (3)	249.5	247.2	248.3	19.4%	19.4%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   The number of Orange group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method.

(3)   Excluding customers of mobile virtual network operators (MVNO).

2.2.1.2     Restated EBITDA

In the first half of 2016, the restated EBITDA of the Orange group amounted to 5,913 million euros, up 2.1% on a historical basis and down 0.6% on a comparable basis, compared with the first half of 2015. The ratio of restated EBITDA to revenues was 29.4% in the first half of 2016, down 0.2 points on a historical basis and 0.3 points on a comparable basis compared with the first half of 2015.

On a historical basis, the 2.1% or 123 million euro increase in Group restated EBITDA between the first half of 2015 and the first half of 2016, resulted from:

•  the favorable impact of changes in the scope of consolidation and other changes amounting to 206 million euros and primarily including the effects of the Jazztel acquisition, following its takeover on July 1, 2015, for 122 million euros, and the full consolidation of Médi Telecom on July 1, 2015, following its takeover, for 87 million euros;

•  partially offset i) by the negative effect of foreign exchange fluctuations of 44 million euros, primarily due to the change in the Polish zloty and the Egyptian pound against the euro, and ii) by the organic change, on a comparable basis, amounting to a drop of 39 million euros in restated EBITDA.

On a comparable basis, the 0.6% or 39 million euro decline in Group restated EBITDA between the first half of 2015 and the first half of 2016 resulted from:

•  the 2.6% or 80 million euro rise in commercial expenses and content costs (see Section 2.6.2 Financial glossary), resulting mainly from i) brand change costs in Egypt and Belgium (see Section 2.1.3 Significant events) and sponsoring the 2016 European Football Championships (Euro 2016) in France, totaling 69 million euros, ii) recognition of football-related rights in Spain, and iii) the enhancement of offers, iv) partially offset by the drop in distribution commissions, relating to the transformation of the distribution model: streamlining of distribution channels (internalization, promotion of digital channels) and reduction in commissions (renegotiation of distribution agreements and lowering of customer services commissions per unit);

•  the 6.4% or 73 million euro rise in restated operating taxes and levies (see Section 2.6.2 Financial glossary), mainly relating to i) the counter effect of the time limit on risks and the end of disagreements with certain tax authorities in the first half of 2015, ii) the increase in the tax on services supplied by electronic communications operators in France (audiovisual tax rising from 0.9% to 1.3% of taxable revenues), and iii) the increasing tax burden in the second half of 2015 in Africa & Middle-East;

•  the 5.0% or 69 million euro growth in other network expenses and IT expenses (see Section 2.6.2 Financial glossary), mainly stemming from the increase in outsourcing expenses relating to technical operation and maintenance i) in France, relating, in particular, to adverse weather conditions and, to a lesser extent, ii) in Africa & Middle-East, in line with the growth in traffic and the extension of the network, and iii) for Enterprise services;

•  partially offset by:

   the 83.0% or 85 million euro increase in restated other operating income and expense (see Section 2.6.2 Financial glossary), mainly due to the i) increase in gains (losses) on disposal of shared services fixed assets and the drop in provisions and losses on trade receivables in Europe and France, ii) partially offset by lower brand fees, the 0.3% or 61 million euro increase in revenues,

   and by the 0.8% or 37 million euro drop in restated labor expenses (see Section 2.6.2 Financial glossary), primarily resulting from the 3.7% drop in the average number of employees (full-time equivalents) see Section 2.6.2 Financial glossary), representing a drop of 5,499 full-time equivalent employees, mainly in France and Poland, partially offset i) by the recognition, in the first half of 2016, of the Orange Ambition 2016 Employee Share Offering aimed at strengthening employee shareholding within the Group in the amount of 50 million euros (see Note 8.1 to the Unaudited Interim Financial Statements), and ii) by an additional incentive payment to Orange SA employees for the 2015 financial year.

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2.2.2       From Group restated EBITDA to operating income

	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Restated EBITDA	5,913	5,952	5,790	(0.6)%	2.1%
Restated EBITDA/Revenues	29.4%	29.7%	29.6%
Significant litigation	40	(413)	(413)
Specific labor expenses	(80)	(108)	(108)
Review of the investments and business portfolio	67	-	74
Restructuring costs	(340)	(45)	(34)
Other specific items (2)	(8)	-	-
Reported EBITDA	5,592	5,386	5,309	3.8%	5.3%
Reported EBITDA/Revenues	27.9%	26.9%	27.1%
Depreciation and amortization	(3,279)	-	(3,040)
Remeasurement resulting from business combinations	-	-	6
Impairment of goodwill	(80)	-	-
Impairment of fixed assets	(92)	-	(25)
Share of profits (losses) of associates and joint ventures	-	-	14
Operating income	2,141	-	2,264	-	(5.4)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   Transaction costs related to negotiations with Bouygues Telecom (see Section 2.1.3 Significant events).

2.2.2.1     Reported EBITDA

In the first half of 2016, the Orange group’s reported EBITDA amounted to 5,592 million euros, up 5.3%, or 283 million euros compared with the first half of 2015 on a historical basis. The ratio of reported EBITDA to revenues was 27.9% in the first half of 2016, up 0.7 points compared with the first half of 2015 on a historical basis.

On a historical basis, the transition from restated EBITDA to reported EBITDA for the Group resulted from:

•  in the first half of 2016, in a total negative amount of 321 million euros:

-  net income on significant litigation of 40 million euros (see Note 4.2 to the Unaudited Interim Financial Statements),

-  a specific labor expense of 80 million euros for the "Part-Time for Seniors" (TPS) plan in relation to the employment of seniors in France, and related bonuses,

-  net income of 67 million euros relating to the review of the investments and business portfolio, mainly comprising a 49 million euro gain on the disposal of Fime (Enterprise services),

-  restructuring costs of 340 million euros, mostly in France and Spain, primarily relating to i) distribution networks (mainly the cost of terminating business relations with some indirect distributors and the end of M6 Mobile in France), ii) employees (primarily Orange Spain redundancy plans in 2016), iii) the cost of breaking operating agreements within the context of the consolidation of Jazztel's business activities in Spain, and iv) the optimization of real estate (see Note 4.3 to the Unaudited Interim Financial Statements),

-  and 8 million euros in transaction costs relating to negotiations with Bouygues Telecom (see Section 2.1.3 Significant events);

•  and in the first half of 2015, in a total negative amount of 481 million euros:

-  a net expense on significant litigation of 413 million euros, primarily including a 350 million euro provision for the dispute with the French Competition Authority for anti-competitive practices in the Enterprise market (see Notes 4.2 and 9.1 to the Unaudited Interim Financial Statements),

-  a specific labor expense of 108 million euros, primarily for the "Part-Time for Seniors" (TPS) plan in relation to the employment of seniors in France, and related bonuses of 73 million euros,

-  net income of 74 million euros relating to the review of the investments and business portfolio, primarily comprising i) a 169 million euro gain on the disposal of 80% of Dailymotion, and ii) the 112 million euro negative effect of restructuring the securities and business portfolios (see Note 4.2 to the Unaudited Interim Financial Statements),

-  and restructuring costs of 34 million euros (see Note 4.3 to the Unaudited Interim Financial Statements).

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2.2.2.2     Operating income

On a historical basis, Orange group operating income stood at 2,141 million euros in the first half of 2016, compared with 2,264 million euros in the first half of 2015, a drop of 5.4% or 123 million euros. This drop on a historical basis was largely attributable to:

•  the 239 million euro increase in depreciation and amortization, primarily due to i) the Jazztel acquisition, following its takeover on July 1, 2015, ii) full consolidation of Médi Telecom on July 1, 2015, following its takeover, iii) growing investments over recent years, in particular in network deployment of broadband and very high-speed broadband (4G, VDSL and FTTH), iv) depreciation of new telecommunication licenses, mainly 4G, and v) adjustment of the depreciation plan for the copper network in France, vi) partially offset by the positive effect, in Poland, of the extension of the useful life of certain fixed assets and the effect of foreign exchange fluctuations;

•  the recognition, in the first half of 2016, of an impairment loss of 176 million euros in relation to Egypt (of which 80 million euros for goodwill and 96 million euros for fixed assets), reflecting the anticipated cash flow effects of the ongoing allocation of the new 4G license and new financial conditions;

•  partially offset by the 283 million euro increase in Reported EBITDA.

2.2.3       From Group operating income to net income

	2016	2015
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,141	2,264
Cost of gross financial debt	(732)	(843)
Gains (losses) on assets contributing to net financial debt	13	23
Foreign exchange gains (losses)	(95)	(12)
Other net financial expenses	(16)	(7)
Finance costs, net	(830)	(839)
Income tax	(237)	(594)
Consolidated net income after tax of continuing operations	1,074	831
Consolidated net income after tax of discontinued operations (1)	2,249	442
Consolidated net income after tax	3,323	1,273
Net income attributable to owners of the parent	3,168	1,099
Non-controlling interests	155	174

(1)   Relating to EE (see Section 2.1.3 Significant events).

The consolidated net income after tax of the Orange group was 3,323 million euros in the first half of 2016, compared with 1,273 million euros in the first half of 2015, an increase of 2,050 million euros. This increase was due to:

•  a 1,807 million euro increase in consolidated net income after tax of discontinued operations, relating to EE (see Section 2.1.3 Significant events). Consolidated net income after tax of discontinued operations was 2,249 million euros in the first half of 2016 and corresponds to i) the gain on disposal of EE of 2,076 million euros, and ii) dividends of 173 million euros received from EE in January 2016 (prior to its disposal) compared with income of 442 million euros in the first half of 2015, corresponding to i) dividends of 364 million euros received from EE and ii) the 78 million euro tax effect of hedging EE securities;

•  the 357 million euro fall in income tax expense (see Note 6 to the Unaudited Interim Financial Statements), which was primarily due to the recognition, in the first half of 2016, of tax income of 177 million euro. This tax income resulted from the favorable outcome of lawsuits instituted in respect of 2008-2009 and 2011-2013 in relation to the 5% share of costs and charges applied in France to dividends received from companies in European Union member states;

•  and, additionally, the stability of net finance costs (up slightly by 9 million euros, see Note 7.1 to the Unaudited Interim Financial Statements). The counter effect of the recognition, in the first half of 2015, of exceptional prepayment costs (premiums for debt repurchases of 150 million euros) was offset by the effect on net finance costs, in the first half of 2016, of derivatives (cross currency swaps) put in place by the Group to hedge its economic exposure to subordinated notes issued in pounds sterling, the measurement of which in relation to foreign exchange risk was not recognized;

•  partially offset by a 123 million euro decline in operating income.

Non-controlling interests amounted to 155 million euros in the first half of 2016, compared with 174 million euros in the first half of 2015 (see Note 8.4 to the Unaudited Interim Financial Statements). After taking into account non-controlling interests, net income attributable to owners of the parent totaled 3,168 million euros in the first half of 2016, compared with 1,099 million euros in the first half of 2015, an increase of 2,069 million euros.

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2.2.4       From Group net income after tax to comprehensive net income

Orange group consolidated comprehensive income was 1,827 million euros in the first half of 2016, compared with 1,761 million euros in the first half of 2015, an increase of 66 million euros. The 2,050 million euro increase in consolidated net income after tax was offset by other comprehensive income, which primarily included:

•  in the first half of 2016, following the disposal of EE (see Section 2.1.3 Significant events), i) the reclassification of 836 million euros of translation adjustments on discontinued operations under consolidated net income after tax of discontinued operations (see Note 8.5 to the Unaudited Interim Financial Statements), and ii) the 378 million euro fall in the fair value of the BT shares received as part of the disposal of EE, net of the effect of the foreign exchange risk hedge (see Note 7.7 to the Unaudited Interim Financial Statements);

•  the effects of cash flow hedges (with a negative variation of 125 million euros in the first half of 2016 compared with a positive variation of 496 million euros in the first half of 2015), essentially corresponding to the hedging of future debt issues in foreign currencies by the Group using cross currency swaps. In the first half of 2016, the 125 million euro negative variation was primarily attributable to the weakening of the pound sterling and the US dollar against the euro over the period, although these currencies were, in contrast, up against the euro in the first half of 2015 (see Note 7.2 to the Unaudited Interim Financial Statements);

•  and translation adjustments on continuing operations (with a negative variation of 174 million euros in the first half of 2016 compared with a positive variation of 131 million euros in the first half of 2015), largely relating to the effect of foreign exchange fluctuations in relation to the Polish zloty, the Egyptian pound and the Jordanian dinar between the two half years (see Note 8.5 to the Unaudited Interim Financial Statements).

The transition from consolidated net income after tax to consolidated comprehensive income is described in the consolidated statement of comprehensive income in the Unaudited Interim Financial Statements.

2.2.5       Group capital expenditures

Investments in property, plant and equipment and intangible assets (2)	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
CAPEX	3,167	2,937	2,672	7.8%	18.5%
Telecommunication licenses	976	280	234	249.2%	316.8%
Investments financed through finance leases	45	31	20	45.3%	122.1%
Total Group capital expenditures	4,188	3,248	2,926	28.9%	43.1%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Segment information in the Unaudited Interim Financial Statements.

Between the first half of 2015 and the first half of 2016, the rise in the Group's investments in property, plant and equipment and intangible assets was largely due to the increase in acquisitions of telecommunication licenses and, to a lesser extent, to the rise in CAPEX.

Financial investments (see Section 2.6.2 Financial glossary) are described in Section 2.4.1 Liquidity and cash flows.

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2.2.5.1     CAPEX

In the first half of 2016, the CAPEX of the Orange group amounted to 3,167 million euros, up 18.5% on a historical basis and 7.8% on a comparable basis compared with the first half of 2015. The ratio of CAPEX to revenues was 15.8% in the first half of 2016, an increase of 2.1 points, on a historical basis and 1.1 points on a comparable basis, compared with the first half of 2015.

On a historical basis, the 18.5% or 495 million euro increase in Group CAPEX between the first half of 2015 and the first half of 2016 reflected:

•  i) the positive impact of changes in the scope of consolidation and other changes amounting to 290 million euros and primarily including the acquisition of Jazztel following its takeover on July 1, 2015, for 236 million euros, and the full consolidation of Médi Telecom on July 1, 2015, following its takeover for 65 million euros, ii) partially offset by the negative effect of foreign exchange fluctuations amounting to 25 million euros;

•  and organic change on a comparable basis, representing a 230 million euro increase in CAPEX.

On a comparable basis, the increase of 7.8% or 230 million euros in Group CAPEX between the first half of 2015 and the first half of 2016 was attributable primarily to:

•  increased investment in very high-speed fixed broadband (VDSL and FTTH, up 92 million euros) and mobile (4G, up 35 million euros) networks, mainly in France and Poland (see Section 2.1.3 Significant events);

•  the 55 million euro increase in investment in the field of information technology, mainly in France and in Europe, to develop information systems (investment in data centers and IT developments related to the network in France, renovation of the information system in Poland, ongoing projects to improve the customer experience);

•  the 46 million euro increase in CAPEX relating to leased terminals, Liveboxes and equipment installed on customer premises, especially in France (with the launch of the new Livebox which has been on sale since May 2016), related to the dynamic commercial environment due to the expansion of fiber optics;

•  and, to a lesser extent, i) the increase in CAPEX in the field of switching and transmission technologies, mainly in Africa & Middle-East (usage rights for leased lines in Egypt, network and IP technology deployment in Ivory Coast, CAPEX in relation to submarine cables), ii) the increase in CAPEX on network real estate, stores and other, attributable chiefly to store renovations (rollout of Smart Stores) and the inauguration of Orange Gardens in France (a website dedicated to research and innovation), and iii) the growth in CAPEX related to customer service platforms;

•  partially offset by the drop in CAPEX on non-4G mobile access networks, primarily in Africa & Middle-East, after significant expenditure in this area in recent years. In Europe, the investment priorities are now to improve quality, densify the network and improve network coverage to improve the customer experience (see Section 2.1.3 Significant events).

2.2.5.2     Acquisitions of telecommunication licenses

In the first half of 2016, telecommunication licenses were acquired for 976 million euros, mainly consisting of i) the acquisition of 4G licenses for 914 million euros, of which 719 million euros in Poland (acquisition of two 5 MHz frequency blocks in the 800 MHz band and three 5 MHz frequency blocks in the 2,600 MHz band), 146 million euros in Ivory Coast (renewal of licenses with a universal license including 4G), and 48 million euros in Spain (acquisition of 4G frequency blocks in the 2,600 MHz and 3,500 MHz bands), ii) the acquisition of 3G frequency blocks in Jordan for 32 million euros, and iii) the cost of transferring 2G licenses for the Tigo operator in the Democratic Republic of the Congo amounting to 22 million euros.

In the first half of 2015, acquisitions of telecommunication licenses amounted to 234 million euros, on a historical basis, and mainly included i) the acquisition of a universal license in Cameroon for 114 million euros, ii) the acquisition of a 4G license in Jordan for 90 million euros, and iii) the tax relating to the opening of the 4G license for use in the 800 MHz spectrum band in Spain for 25 million euros.

In addition, acquisitions of telecommunication licenses may give rise, in certain circumstances, to annual fees recognized under operating taxes and levies in the consolidated income statement.

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2.3       Analysis by operating segment

The table below shows the main operating data (financial and workforce) for the Orange group under each operating segment in the first halves of 2016, 2015 on a comparable basis and 2015 on a historical basis.

For more details, see Segment information in the Unaudited Interim Financial Statements.

Half-years ended June 30	France	Europe (2)						Africa & Middle-East	Enterprise	International Carriers & Shared Services	Intra-group eliminations	Total Group
(in millions of euros)
		Spain	Poland	Belgium & Luxembourg	Central European countries	Intra-Europe eliminations	Total Europe

2016
Revenues	9,376	2,418	1,306	609	798	(3)	5,128	2,516	3,189	904	(1,034)	20,079
Restated EBITDA	3,238	625	387	145	281	-	1,438	828	492	(83)	-	5,913
Reported EBITDA	3,020	492	387	145	281	-	1,305	843	521	(97)	-	5,592
Operating income	1,648	30	81	47	117	-	275	147	335	(264)	-	2,141
CAPEX	1,586	547	194	62	110	-	913	359	168	141	-	3,167
Telecommunication licenses (3)	-	48	719	-	9	-	776	200	-	-	-	976
Average number of employees	63,533	6,345	16,766	1,626	5,142	-	29,879	14,874	20,299	12,832	-	141,417

2015 - Data on a comparable basis
Revenues	9,491	2,325	1,358	607	781	(1)	5,070	2,434	3,151	907	(1,035)	20,018
Restated EBITDA	3,326	542	439	142	284	-	1,407	828	446	(55)	-	5,952
Reported EBITDA	3,207	530	439	140	284	-	1,393	824	433	(471)	-	5,386
Operating income	-	-	-	-	-	-	-	-	-	-	-	-
CAPEX	1,400	539	165	69	100	-	873	371	153	140	-	2,937
Telecommunication licenses (3)	-	25	-	-	-	-	25	255	-	-	-	280
Average number of employees	67,648	6,471	17,972	1,541	4,886	-	30,870	14,891	20,257	13,250	-	146,916

2015 - Data on a historical basis
Revenues	9,485	1,847	1,436	607	805	(2)	4,693	2,283	3,171	956	(1,031)	19,557
Restated EBITDA	3,315	420	463	142	286	-	1,311	777	438	(51)	-	5,790
Reported EBITDA	3,197	420	463	140	286	-	1,309	661	447	(305)	-	5,309
Operating income	1,893	110	115	40	93	-	358	225	274	(486)	-	2,264
CAPEX	1,400	303	174	69	104	-	650	320	154	148	-	2,672
Telecommunication licenses (3)	-	25	-	-	-	-	25	209	-	-	-	234
Average number of employees	67,648	3,812	18,175	1,541	5,300	-	28,828	13,719	20,458	13,530	-	144,183

(1) See Section 2.5.1 Data on a comparable basis.
(2) The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.
(3) See Section 2.2.5.2 Acquisitions of telecommunication licenses.
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2.3.1       France

France	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	9,376	9,491	9,485	(1.2)%	(1.2)%
Restated EBITDA	3,238	3,326	3,315	(2.6)%	(2.3)%
Restated EBITDA/Revenues	34.5%	35.0%	34.9%
Reported EBITDA	3,020	3,207	3,197	(5.8)%	(5.5)%
Reported EBITDA/Revenues	32.2%	33.8%	33.7%
Operating income	1,648	-	1,893	-	(12.9)%
Operating income/Revenues	17.6%	-	20.0%
CAPEX	1,586	1,400	1,400	13.2%	13.2%
CAPEX/Revenues	16.9%	14.8%	14.8%
Telecommunication licenses (2)	-	-	-	-	-
Average number of employees	63,533	67,648	67,648	(6.1)%	(6.1)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.1.1     Revenues - France

Revenues in France totaled 9,376 million euros in the first half of 2016, down 1.2% on a historical and comparable basis versus the first half of 2015.

On a historical basis, the decrease of 109 million euros in revenues in France between the two periods includes i) the favorable impact of changes in the scope of consolidation and other changes which represents 6 million euros, more than offset ii) by organic change on a comparable basis, i.e. a decrease of 115 million euros.

On a comparable basis, the decrease of 115 million euros in revenues in France between the two periods stems primarily from i) the downward trend in traditional telephony revenues, ii) the decrease in national roaming revenues, and iii) the market penetration of SIM-only and quadruple play offers with the mobile customer base in a context that remains competitive, iv) partially offset by the increase in revenues from fixed-line broadband services and fixed-line carrier services and, to a lesser extent, by growth in mobile equipment sales.

Mobile services

Mobile services revenues (see Section 2.6.2 Financial glossary) were 3,590 million euros in the first half of 2016, a 3.8% decline representing 142 million euros compared with the first half of 2015, on both a historical and a comparable basis. The deterioration in Mobile services revenues is essentially due to the decrease in national roaming contract revenues.

The growing mobile customer base partially offset the fall in prices caused by the penetration of SIM-only and quadruple play offers. In this respect, mobile ARPU (see Section 2.6.2 Financial glossary) declined by 0.8% between June 30, 2015 and June 30, 2016, compared to a 4.5% decline over the previous period.

At June 30, 2016, the mobile customer base increased by 5.3% year-on-year to 29.0 million customers. Offers with contracts totaled 25.1 million customers as of June 30, 2016, up 9.8% year-on-year, now representing 86.5% of the mobile customer base at June 30, 2016, versus 83% one year earlier.

Bipolarization of the mobile telephony market between entry-level offers and premium offers continued, with rapid development of SIM-only offers, including Sosh (totaling 3.1 million customers as of June 30, 2016) and the quadruple play offers (7.7 million customers as of the same date). In parallel, prepaid offers (representing 3.9 million customers as at June 30, 2016) declined 16.7% year-on-year.

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Fixed-line services

Revenues from Fixed-line services (see Section 2.6.2 Financial glossary) were 5,183 million euros in the first half of 2016, a 0.4% rise representing 21 million euros compared with the first half of 2015, on a comparable basis.

Consumer fixed-line services

Revenues generated by Consumer fixed-line services amounted to 3,178 million euros in the first half of 2016, down 1.1% or 34 million euros compared with the first half of 2015, on a comparable basis.

This year-on-year decline was attributable to i) the downward trend in fixed-line telephony revenues (fixed-line narrowband services), representing a decline of 10.7% or 123 million euros, ii) partially offset by the continued development of fixed-line broadband services. The 4.3% growth in revenues from fixed-line broadband services between the two periods arose from:

•  4.1% year-on-year growth in the fixed-line broadband customer base, representing an additional 426,000 customers, which totaled 10.9 million customers at June 30, 2016, wholly driven by fiber optic offers and the strong commercial performance of the premium offers;

•  partially offset by the 0.2% year-on-year decline in the fixed-line broadband ARPU (see Section 2.6.2 Financial glossary), related to the growing penetration of quadruple play offers benefiting from partial rate discounts. Meanwhile, the development of digital television (6.5 million IPTV or satellite TV offer customers at June 30, 2016) is being accompanied by increased demand for content (VOD, SVOD), offsetting the fall in the out-of-bundle VoIP segment.

Fixed-line carrier services

On a comparable basis, fixed-line carrier services revenues rose 2.8% (or 55 million euros) to 2,005 million euros in the first half of 2016 as compared to the first half of 2015. This year-on-year growth was largely attributable to i) the 1.1% rise in the number of telephone lines sold to other carriers over the year to 14.0 million lines at June 30, 2016, and ii) the growth of revenues from the construction of fiber optic networks and revenues from the sharing of such networks.

2.3.1.2     Restated EBITDA - France

Restated EBITDA for France was 3,238 million euros in the first half of 2016, down by 2.3% on a historical basis and down 2.6% on a comparable basis versus the first half of 2015.

On a historical basis, the 77 million euro decline in restated EBITDA in France between the two periods included i) the favorable impact of changes in the scope of consolidation and other changes for 11 million euros, ii) more than offset by the organic change on a comparable basis, i.e. an 88 million euro fall in restated EBITDA.

On a comparable basis, the fall of 88 million euros in restated EBITDA in France between the two periods can be attributed to the 115 million euro decline in revenues, partially offset by the 27 million euro reduction in operating expenses included in the restated EBITDA, and chiefly comprising:

•  the reduction in commercial expenses, related to savings from i) the transformation of the distribution model: streamlining of distribution channels (internalization, promotion of digital channels) and reduction in commissions (renegotiation of distribution agreements and lowering of customer services commissions per unit), and ii) the development of the unsubsidized market;

•  and lower labor expenses, due mainly to the fall in the average number of employees (full-time equivalents) between the two periods;

•  partially offset by i) the increase in operating taxes and levies, in large part related to the rise in the tax on services provided by electronic communications operators in France (audiovisual tax rising from 0.9% to 1.3% of taxable revenues), and ii) the increase in outsourcing expenses relating to technical operation and maintenance resulting, in particular, from adverse weather conditions.

2.3.1.3     Operating income - France

Operating income for France was 1,648 million euros in the first half of 2016, down 12.9%, or 245 million euros versus the first half of 2015 on a historical basis.

On a historical basis, this 245 million euro decrease in operating income in France is mainly attributed to i) the 150 million euro increase in restructuring costs (see Section 2.2.2.1 Reported EBITDA and Note 4.3 to the Unaudited Interim Financial Statements), ii) the fall in restated EBITDA of 77 million euros, and iii) the 70 million euro increase in depreciation and amortization.

2.3.1.4     CAPEX - France

CAPEX in France stood at 1,586 million euros in the first half of 2016, an increase of 13.2% on both a historical and a comparable basis versus the first half of 2015.

On both a historical and a comparable basis, the 186 million euro increase in CAPEX in France between the two periods was due mainly to i) significant growth in capital expenditures for very high-speed fixed broadband and mobile networks (fiber optics and 4G, see Section 2.1.3 Significant events), and ii) the increase in CAPEX relating to leased terminals, Liveboxes and equipment installed on customer premises, related in particular to the dynamic commercial environment of fiber optics and the launch of the new Livebox, which has been on sale since May 2016.

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2.3.1.5     Additional information - France

France	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	9,376	9,491	9,485	(1.2)%	(1.2)%
Mobile services	3,590	3,732	3,732	(3.8)%	(3.8)%
Mobile equipment sales	326	312	312	4.3%	4.3%
Fixed-line services	5,183	5,162	5,162	0.4%	0.4%
Consumer fixed-line services	3,178	3,212	3,212	(1.1)%	(1.1)%
Fixed-line carrier services	2,005	1,950	1,950	2.8%	2.8%
Other revenues	277	285	279	(2.8)%	(0.6)%
Mobile services
Number of mobile customers (4) (5)	28,966	27,507	27,507	5.3%	5.3%
Number of contract customers	25,069	22,826	22,826	9.8%	9.8%
Number of prepaid customers	3,897	4,680	4,680	(16.7)%	(16.7)%
Mobile ARPU (in euros) (3)	22.3	22.5	22.5	(0.8)%	(0.8)%
Fixed-line services
Consumer fixed-line services
Number of Consumer fixed telephone lines (4) (6)	16,062	16,320	16,320	(1.6)%	(1.6)%
o/w Number of naked ADSL accesses	7,255	6,944	6,944	4.5%	4.5%
o/w Number of FTTH, satellite and other accesses	1,237	771	771	60.5%	60.5%
Number of fixed-line broadband service customers (4)	10,923	10,497	10,497	4.1%	4.1%
Fixed-line broadband ARPU (in euros) (3)	33.1	33.1	33.1	(0.2)%	(0.2)%
Fixed-line carrier services
Number of carrier service fixed telephone lines (4)	13,988	13,834	13,834	1.1%	1.1%
o/w Number of fully unbundled lines	11,543	11,660	11,660	(1.0)%	(1.0)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3)   See Section 2.6.2 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of mobile virtual network operators (MVNO).

(6)   This figure includes i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, ii) lines without narrowband (naked ADSL) telephone contracts sold directly by Orange to its Consumer customers, and iii) fiber optic (FTTH), satellite and other accesses.

2.3.2       Europe

Europe	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	5,128	5,070	4,693	1.1%	9.3%
Restated EBITDA	1,438	1,407	1,311	2.3%	9.7%
Restated EBITDA/Revenues	28.1%	27.7%	27.9%
Reported EBITDA	1,305	1,393	1,309	(6.3)%	(0.3)%
Reported EBITDA/Revenues	25.5%	27.5%	27.9%
Operating income	275	-	358	-	(23.0)%
Operating income/Revenues	5.4%	-	7.6%
CAPEX	913	873	650	4.5%	40.4%
CAPEX/Revenues	17.8%	17.2%	13.8%
Telecommunication licenses (2)	776	25	25	ns	ns
Average number of employees	29,879	30,870	28,828	(3.2)%	3.6%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

The Europe region comprises the Spain, Poland, Belgium & Luxembourg operating segments, and those of the Central European countries.

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Europe	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	5,128	5,070	4,693	1.1%	9.3%
Mobile services	3,038	2,953	2,974	2.9%	2.1%
Mobile equipment sales	453	436	420	3.8%	7.7%
Fixed-line services	1,560	1,571	1,195	(0.7)%	30.6%
Other revenues	77	110	104	(29.0)%	(25.8)%
Mobile services
Number of mobile customers (4) (5)	51,126	49,674	48,236	2.9%	6.0%
Number of contract customers	32,317	30,369	28,621	6.4%	12.9%
Number of prepaid customers	18,809	19,305	19,615	(2.6)%	(4.1)%
Fixed-line services
Number of fixed telephone lines (4)	8,903	9,266	7,662	(3.9)%	16.2%
Number of fixed-line broadband service customers (4)	6,085	5,983	4,378	1.7%	39.0%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3)   See Section 2.6.2 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of mobile virtual network operators (MVNO).

2.3.2.1     Spain

Spain	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,418	2,325	1,847	4.0%	30.9%
Restated EBITDA	625	542	420	15.4%	49.0%
Restated EBITDA/Revenues	25.9%	23.3%	22.7%
Reported EBITDA	492	530	420	(7.1)%	17.2%
Reported EBITDA/Revenues	20.3%	22.8%	22.7%
Operating income	30	-	110	-	(72.7)%
Operating income/Revenues	1.2%	-	5.9%
CAPEX	547	539	303	1.5%	80.6%
CAPEX/Revenues	22.6%	23.2%	16.4%
Telecommunication licenses (2)	48	25	25	95.5%	95.5%
Average number of employees	6,345	6,471	3,812	(1.9)%	66.5%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.2.1.1     Revenues - Spain

Revenues in Spain totaled 2,418 million euros in the first half of 2016, up 30.9% on a historical basis and 4.0% on a comparable basis versus the first half of 2015.

On a historical basis, the 571 million euro increase in revenues in Spain between the two periods stemmed from i) the favorable impact of changes in the scope of consolidation and other changes amounting to 478 million euros corresponding to the acquisition of Jazztel, following its takeover on July 1, 2015, and ii) organic change on a comparable basis representing a 93 million euro increase.

On a comparable basis, the 93 million euro increase in revenues in Spain between the two periods was largely attributable to i) the increase in Mobile services revenues, due mainly to the impact of price and commercial repositioning (development of convergence offers and the end of migration to SIM-only mobile offers), and the rise in the mobile customer base, and ii) growth in Fixed-line services revenues, mainly related to the development of fiber optic and content offers, iii) partially offset by the fall in revenues from mobile equipment sales.

Mobile services

Revenues generated by Mobile services totaled 1,263 million euros in the first half of 2016, up 10.3% on a historical basis and 6.7% on a comparable basis versus the first half of 2015.

On a comparable basis, the 79 million euro increase in revenues between the two periods was attributable mainly to new improved contract offers launched at the end of 2015, related to the deployment of 4G, which contributed to improving mobile ARPU.

The mobile customer base stood at 15.7 million customers at June 30, 2016, up 4.9% compared with June 30, 2015, on a comparable basis. Offers with contracts totaled 12.4 million customers as of June 30, 2016, up 5.5% year-on-year, while prepaid offers (amounting to 3.3 million customers at June 30, 2016) grew by 2.7% over the same period. There were 6.4 million 4G customers at 30 June 2016.

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Fixed-line services

Revenues generated by Fixed-line services totaled 915 million euros in the first half of 2016, up 97.8% on a historical basis and 5.0% on a comparable basis versus the first half of 2015.

On a comparable basis, this 43 million euro improvement was buoyed by the growth in revenues of fixed-line broadband services, which increased by 9.1%. The fixed-line broadband customer base stood at 3.8 million customers at June 30, 2016, up by 5.1% year-on-year, on a comparable basis. Convergence offers now account for 83% of the fixed-line broadband customer base as at June 30, 2016. Digital TV offers (IPTV and satellite TV) have also seen rapid growth with 381,000 customers at June 30, 2016, driven by content offers, such as soccer championship broadcasts.

2.3.2.1.2     Restated EBITDA - Spain

Restated EBITDA in Spain totaled 625 million euros in the first half of 2016, up 49.0% on a historical basis and up 15.4% on a comparable basis versus the first half of 2015.

On a historical basis, the 205 million euros of restated EBITDA in Spain between the two periods was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 122 million euros corresponding to the acquisition of Jazztel, following its takeover on July 1, 2015, and ii) organic change on a comparable basis representing an 83 million euro increase.

On a comparable basis, the 83 million euro increase in restated EBITDA in Spain between the two periods was largely attributable to the 93 million euro increase in revenues.

2.3.2.1.3     Operating income - Spain

Operating income for Spain was 30 million euros in the first half of 2016, down 72.7%, or 80 million euros, on a historical basis versus the first half of 2015.

On a historical basis, this 80 million euro decrease can mainly be attributed to i) increased depreciation and amortization for 152 million euros due to the acquisition of Jazztel, following its takeover on July 1, 2015, ii) the 133 million euro increase in restructuring costs (see Section 2.2.2.1 Reported EBITDA and Note 4.3 to the Unaudited Interim Financial Statements), iii) partially offset by the 205 million euro rise in restated EBITDA.

2.3.2.1.4     CAPEX - Spain

CAPEX in Spain totaled 547 million euros in the first half of 2016, up 80.6% on a historical basis and 1.5% on a comparable basis versus the first half of 2015.

On a historical basis, the 244 million euro increase in CAPEX in Spain between the two periods was attributable to i) the favorable impact of changes in the scope of consolidation and other changes amounting to 236 million euros corresponding to the acquisition of Jazztel, following its takeover on July 1, 2015, and ii) organic change on a comparable basis representing an 8 million euro increase.

On a comparable basis, Spain's CAPEX increased by 8 million euros between the two periods.

2.3.2.1.5     Additional information - Spain

Spain	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	2,418	2,325	1,847	4.0%	30.9%
Mobile services	1,263	1,184	1,145	6.7%	10.3%
Mobile equipment sales	240	259	238	(7.4)%	0.7%
Fixed-line services	915	872	463	5.0%	97.8%
Other revenues	-	10	1	(98.8)%	(91.1)%
Mobile services
Number of mobile customers (4) (5)	15,667	14,933	12,856	4.9%	21.9%
Number of contract customers	12,400	11,751	9,725	5.5%	27.5%
Number of prepaid customers	3,267	3,182	3,131	2.7%	4.3%
Mobile ARPU (in euros) (3)	13.5	na	14.6	na	(7.5)%
Fixed-line services
Number of fixed-line broadband service customers (4)	3,829	3,645	2,041	5.1%	87.6%
Fixed-line broadband ARPU (in euros) (3)	30.8	na	27.4	na	12.4%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3)   See Section 2.6.2 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of mobile virtual network operators (MVNO).

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2.3.2.2     Poland

Poland	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	1,306	1,358	1,436	(3.8)%	(9.0)%
Restated EBITDA	387	439	463	(11.8)%	(16.5)%
Restated EBITDA/Revenues	29.6%	32.3%	32.3%
Reported EBITDA	387	439	463	(11.8)%	(16.4)%
Reported EBITDA/Revenues	29.6%	32.3%	32.3%
Operating income	81	-	115	-	(29.4)%
Operating income/Revenues	6.2%	-	8.0%
CAPEX	194	165	174	17.7%	11.5%
CAPEX/Revenues	14.8%	12.1%	12.1%
Telecommunication licenses (2)	719	-	-	-	-
Average number of employees	16,766	17,972	18,175	(6.7)%	(7.8)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.2.2.1     Revenues - Poland

Revenues in Poland totaled 1,306 million euros in the first half of 2016, down 9.0% on a historical basis and 3.8% on a comparable basis versus the first half of 2015.

On a historical basis, the 130 million euro decline in revenues in Poland between the two periods was attributable to i) the negative impact of foreign exchange fluctuations for 75 million euros, in view of the movement of the Polish zloty against the euro, ii) the adverse impact of changes in the scope of consolidation and other changes amounting to 3 million euros, and iii) organic change on a comparable basis representing a 52 million euro decline in revenues.

On a comparable basis, the 52 million euro decline in revenues in Poland between the two periods mainly results from i) the decline in traditional telephone services and, to a lesser extent, the withdrawal of mobile services in a highly competitive context, and ii) the drop in other revenues, linked to the completion of infrastructure projects and the fall in revenues from information and communication technologies, iii) offset in part by a strong increase in sales of mobile equipment, driven in particular by the sale of mobile handsets with staggered payments..

Mobile services

Revenues generated by Mobile services totaled 614 million euros in the first half of 2016, down 7.4% on a historical basis and 1.9% on a comparable basis versus the first half of 2015.

On a comparable basis, the 12 million euro decrease in revenues from Mobile services results mainly from i) the impact of lowered prices following convergent offers (up 27% year-on-year), ii) the increase in staggered payment offers, and iii) the development of SIM-only mobile offers.

The mobile customer base increased 7.1% year-on-year to 16.7 million customers at June 30, 2016.

Fixed-line services

Revenues generated by Fixed-line services totaled 542 million euros in the first half of 2016, down 13.6% on a historical basis and 8.8% on a comparable basis versus the first half of 2015.

On a comparable basis, the 12.8% fall in revenues from the first half of 2015 for Fixed-line services, representing 52 million euros, reflects the general downward trend in narrowband fixed-line service revenues.

The fixed-line broadband customer base recorded a 4.7% decrease over the year, totaling 2.1 million customers at June 30, 2016. The number of VoIP service customers recorded 11.3% growth over the year to 643,000 customers as at June 30, 2016.

2.3.2.2.2     Restated EBITDA - Poland

Restated EBITDA for Poland was 387 million euros in the first half of 2016, down by 16.5% on a historical basis and down 11.8% on a comparable basis versus the first half of 2015.

On a historical basis, the 76 million euros decrease in restated EBITDA in Poland between the two periods can be attributed to i) the adverse impact foreign exchange fluctuations for 24 million euros, and ii) organic change on a comparable basis representing a 52 million euro decline in restated EBITDA.

On a comparable basis, the 52 million euro decrease in restated EBITDA in Poland between the two periods mainly reflects a 52 million euro drop in revenues.

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2.3.2.2.3     Operating income - Poland

Operating income for Poland was 81 million euros in the first half of 2016, down 29.4%, or 34 million euros, on a historical basis versus the first half of 2015.

On a historical basis, this 34 million euro decrease can be attributed to i) the 76 million euro decline in restated EBITDA, ii) partially offset by the fall of 42 million euros in depreciation and amortization.

2.3.2.2.4     CAPEX - Poland

CAPEX in Poland totaled 194 million euros in the first half of 2016, up 11.5% on a historical basis and 17.7% on a comparable basis versus the first half of 2015.

On a historical basis, the 20 million euro increase in CAPEX in Poland between the two periods included i) the adverse impact of foreign exchange fluctuations for 9 million euros, ii) more than offset by the organic change on a comparable basis, i.e. a 29 million euro increase.

On a comparable basis, the 29 million euro increase in CAPEX in Poland between the two periods was largely attributable to increased investment in the very high-speed fixed broadband networks (VDSL and FTTH, see Section 2.1.3 Significant events).

2.3.2.2.5     Additional information - Poland

Poland	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	1,306	1,358	1,436	(3.8)%	(9.0)%
Mobile services	614	626	664	(1.9)%	(7.4)%
Mobile equipment sales	106	66	69	61.6%	53.2%
Fixed-line services	542	594	627	(8.8)%	(13.6)%
Other revenues	44	72	76	(39.0)%	(42.3)%
Mobile services
Number of mobile customers (4) (5)	16,696	15,587	15,587	7.1%	7.1%
Number of contract customers	8,798	7,897	7,897	11.4%	11.4%
Number of prepaid customers	7,898	7,690	7,690	2.7%	2.7%
Mobile ARPU (in zlotys) (3)	29.4	30.7	30.7	(4.2)%	(4.2)%
Fixed-line services
Number of fixed telephone lines (4)	4,909	5,422	5,422	(9.5)%	(9.5)%
Number of fixed-line broadband service customers (4)	2,057	2,159	2,159	(4.7)%	(4.7)%
Fixed-line broadband ARPU (in zlotys) (3)	60.7	60.8	60.8	(0.2)%	(0.2)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2) In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3) See Section 2.6.2 Financial glossary.

(4) In thousands. At end of period.

(5) Excluding customers of mobile virtual network operators (MVNO).

2.3.2.3     Belgium & Luxembourg

Belgium & Luxembourg	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	609	607	607	0.3%	0.3%
Restated EBITDA	145	142	142	2.0%	2.0%
Restated EBITDA/Revenues	23.8%	23.4%	23.4%
Reported EBITDA	145	140	140	3.6%	3.6%
Reported EBITDA/Revenues	23.9%	23.1%	23.1%
Operating income	47	-	40	-	17.2%
Operating income/Revenues	7.8%	-	6.7%
CAPEX	62	69	69	(10.3)%	(10.3)%
CAPEX/Revenues	10.2%	11.4%	11.4%
Telecommunication licenses (2)	-	-	-	-	-
Average number of employees	1,626	1,541	1,541	5.5%	5.5%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

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2.3.2.3.1     Revenues - Belgium & Luxembourg

Revenues in Belgium & Luxembourg totaled 609 million euros in the first half of 2016, up 0.3% on a historical and comparable basis versus the first half of 2015.

Mobile services

Revenues generated by Mobile services totaled 504 million euros in the first half of 2016, up 1.9% on both a historical and a comparable basis versus the first half of 2015.

On both a historical basis and a comparable basis, the 9 million euro increase in Mobile services revenues between the two periods is chiefly attributable to the considerable increase in mobile data traffic, buoyed by the rapid development of 4G technology. There were 1.2 million 4G customers at June 30, 2016, representing 39.2% of contract offers. Mobile ARPU in Belgium showed 2.5% growth, as customers migrated to higher-end contracts on account of their demand for data traffic.

Fixed-line services

Revenues generated by Fixed-line services totaled 36 million euros in the first half of 2016, down 14.4%, both on a historical and a comparable basis versus the first half of 2015.

On both a historical basis and a comparable basis, the 6 million euro decline in revenues from Fixed-line services reflects the downward trend in revenues from narrowband fixed-line services (down 22.5%) and fixed-line broadband services (down 15.0%) between the two periods.

The fixed-line broadband customer base posted an increase of 5.9% year-on-year, totaling 37,000 customers at June 30, 2016, as a result of the increase in the number of IPTV and satellite TV customers.

2.3.2.3.2     Restated EBITDA - Belgium & Luxembourg

Restated EBITDA in Belgium & Luxembourg totaled 145 million euros in the first half of 2016, up 2.0% on a historical and comparable basis versus the first half of 2015.

On both a historical basis and a comparable basis, the 3 million euro increase in restated EBITDA in Belgium & Luxembourg between the two periods is attributable in part to the 2 million euro increase in revenues. The reversal of the provision for the Walloon tax on pylons in 2015, recently deemed unconstitutional, helped in particular to ease the rise in commercial expenses and content costs, related mainly to rebranding costs (see Section 2.1.3 Significant events) and the commercial launch of the cable offer.

2.3.2.3.3     Operating income - Belgium & Luxembourg

Operating income for Belgium & Luxembourg was 47 million euros in the first half of 2016, up 17.2%, or 7 million euros, on a historical basis versus the first half of 2015.

On a historical basis, this 7 million euro increase is primarily due to i) the increase in restated EBITDA of 3 million euros, and ii) the decrease in restructuring costs of 2 million euros.

2.3.2.3.4     CAPEX - Belgium & Luxembourg

CAPEX in Belgium & Luxembourg totaled 62 million euros in the first half of 2016, down 10.3% on a historical and comparable basis versus the first half of 2015.

On both a historical basis and a comparable basis, the 7 million euro decline in CAPEX in Belgium & Luxembourg between the two periods was mainly due to lower investment in mobile networks), following the major investments made in 2015. 4G coverage had reached 99.0% of the population at June 30, 2016.

2.3.2.3.5     Additional information - Belgium & Luxembourg

Belgium & Luxembourg	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	609	607	607	0.3%	0.3%
Mobile services	504	495	495	1.9%	1.9%
Mobile equipment sales	56	63	63	(11.2)%	(11.2)%
Fixed-line services	36	42	42	(14.4)%	(14.4)%
Other revenues	13	7	7	81.1%	81.1%
Mobile services
Number of mobile customers (4) (5)	3,928	3,950	3,950	(0.6)%	(0.6)%
Number of contract customers	3,132	3,078	3,078	1.7%	1.7%
Number of prepaid customers	796	872	872	(8.7)%	(8.7)%
Mobile ARPU - Belgium (in euros) (3)	24.2	23.6	23.6	2.5%	2.5%
Fixed-line services
Number of fixed telephone lines (4)	166	199	199	(16.9)%	(16.9)%
Number of fixed-line broadband service customers (4)	37	35	35	5.9%	5.9%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3)   See Section 2.6.2 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of mobile virtual network operators (MVNO).

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2.3.2.4     Central European countries

Central European countries	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	798	781	805	2.2%	(0.9)%
Restated EBITDA	281	284	286	(0.9)%	(1.7)%
Restated EBITDA/Revenues	35.2%	36.3%	35.5%
Reported EBITDA	281	284	286	(0.9)%	(1.7)%
Reported EBITDA/Revenues	35.2%	36.3%	35.5%
Operating income	117	-	93	-	26.1%
Operating income/Revenues	14.6%	-	11.5%
CAPEX	110	100	104	9.4%	5.7%
CAPEX/Revenues	13.8%	12.9%	12.9%
Telecommunication licenses (2)	9	-	-	ns	ns
Average number of employees	5,142	4,886	5,300	5.2%	(3.0)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.2.4.1     Revenues - Central European countries

Revenues for Central European countries amounted to 798 million euros in the first half of 2016, down by 0.9% on a historical basis and up 2.2% on a comparable basis versus the first half of 2015.

On a historical basis, the 7 million euro decline in revenues in the Central European countries was attributable to i) the adverse impact of changes in the scope of consolidation and other changes amounting to 18 million euros and corresponding to the disposal of Orange Armenia on September 3, 2015, ii) the negative effect of foreign exchange fluctuations, totaling 6 million euros, iii) partially offset by organic change on a comparable basis, representing revenue growth of 17 million euros.

On a comparable basis, the 17 million euro increase in revenues for Central European countries between the two periods is mainly attributed to i) growth in revenues in Romania of 22 million euros, essentially tied to growth of the mobile customer base and mobile ARPU, ii) partially offset by the decrease in revenues in Slovakia (down 4 million euros), and Moldova (a fall of 4 million euros).

The mobile customer base in the Central European countries was 14.8 million at June 30, 2016, a 2.4% year-on-year decline, on a comparable basis. The number of contract customers (8 million customers at June 30, 2016) grew by 4.5% on a comparable basis and accounted for 53.8% of the mobile customer base at June 30, 2016 as compared to 50.3% a year earlier.

The fixed-line broadband customer base was 162,000 customers at June 30, 2016, up 12.2% year-on-year, reflecting mainly the good performance in Slovakia.

2.3.2.4.2     Restated EBITDA - Central European countries

Restated EBITDA for Central European countries was 281 million euros in the first half of 2016, down 1.7% on a historical basis and 0.9% on a comparable basis versus the first half of 2015.

On a historical basis, the 5 million euro decrease in restated EBITDA for the Central European countries between the two periods can be attributed to i) the negative effect of foreign exchange fluctuations for 2 million euros, and ii) organic change on a comparable basis, a fall of 3 million euros.

On a comparable basis, the 3 million euro decline in restated EBITDA in the Central European countries between the two periods was mainly attributable to i) the increase in commercial expenses, primarily in Romania, connected with the increase in handset purchases and other products sold, and ii) the increase in service fees and inter-operator costs, iii) partially offset by the increase in revenues.

2.3.2.4.3     Operating income - Central European countries

Operating income for the Central European countries was 117 million euros in the first half of 2016, up 26.1%, or 24 million euros, on a historical basis versus the first half of 2015.

On a historical basis, this 24 million euro increase is mainly attributed to i) the absence of impairment loss on fixed assets in the first half of 2016, versus an impairment loss on fixed assets of 27 million euros in the first half of 2015, ii) partially offset by the 5 million euro decline in restated EBITDA.

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2.3.2.4.4     CAPEX - Central European countries

At 110 million euros in the first half of 2016, CAPEX for the Central European countries was up 5.7% on a historical basis and 9.4% on a comparable basis, compared with the first half of 2015.

On a historical basis, the 6 million euro increase in CAPEX of the Central European countries between the two periods includes i) the adverse impact of changes in the scope of consolidation and other changes, which represented 4 million euros and correspond to the disposal of Orange Armenia on September 3, 2015, ii) more than offset by organic change on a comparable basis, an increase of 10 million euros.

On a comparable basis, the 10 million euro increase in CAPEX for the Central European countries between the two periods comes essentially from the increase in investment in very high-speed broadband mobile networks (4G, see Section 2.1.3 Significant events) and new projects, including the launch of fixed-line offers in Romania.

2.3.2.4.5     Additional information - Central European countries

Central European countries	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	798	781	805	2.2%	(0.9)%
Mobile services	658	649	671	1.5%	(1.9)%
Mobile equipment sales	51	49	50	4.7%	1.7%
Fixed-line services	67	63	63	6.4%	6.2%
Other revenues	22	20	21	4.7%	3.5%
Mobile services
Number of mobile customers (4) (5)	14,835	15,204	15,843	(2.4)%	(6.4)%
Number of contract customers	7,987	7,644	7,921	4.5%	0.8%
Number of prepaid customers	6,848	7,560	7,922	(9.4)%	(13.6)%
Fixed-line services
Number of fixed-line broadband service customers (4)	162	145	145	12.2%	12.2%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3)   See Section 2.6.2 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of mobile virtual network operators (MVNO).

2.3.3       Africa & Middle-East

Africa & Middle-East	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	2,516	2,434	2,283	3.3%	10.2%
Restated EBITDA	828	828	777	0.1%	6.6%
Restated EBITDA/Revenues	32.9%	34.0%	34.0%
Reported EBITDA	843	824	661	2.3%	27.5%
Reported EBITDA/Revenues	33.5%	33.9%	28.9%
Operating income	147	-	225	-	(34.8)%
Operating income/Revenues	5.8%	-	9.8%
CAPEX	359	371	320	(3.3)%	12.1%
CAPEX/Revenues	14.3%	15.2%	14.0%
Telecommunication licenses (2)	200	255	209	(21.7)%	(4.8)%
Average number of employees	14,874	14,891	13,719	(0.1)%	8.4%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   See Section 2.2.5.2 Acquisitions of telecommunication licenses.

2.3.3.1     Revenues - Africa & Middle-East

Revenues in Africa & Middle-East amounted to 2,516 million euros in the first half of 2016, rising 10.2% on a historical basis and 3.3% on a comparable basis versus the first half of 2015.

On a historical basis, the 233 million euro increase in revenues in Africa & Middle-East between the two periods was attributable to:

•  i) the favorable impact of changes in the scope of consolidation and other changes which represent 248 million euros and correspond to the full consolidation of Médi Telecom on July 1, 2015, following its takeover, ii) partly offset by the negative effect of foreign exchange fluctuations for 97 million euros, essentially in light of the performance of the Egyptian pound against the euro;

•  and organic change on a comparable basis, representing a 82 million euro increase in revenues.

On a comparable basis, the 82 million euro rise in revenues in Africa & Middle-East between the two periods is mainly attributed to growth in revenues i) in Mali for 22 million euros (related essentially to outgoing calls and Orange Money), ii) in Ivory Coast for 21 million euros (mainly related to data traffic and Orange Money), iii) in Guinea for 13 million euros, and iv) in Egypt for 13 million euros (with strong growth in data).

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2.3.3.2     Restated EBITDA - Africa & Middle-East

Restated EBITDA for Africa & Middle-East amounted to 828 million euros in the first half of 2016, an increase of 6.6% on a historical basis, and 0.1% on a comparable basis versus the first half of 2015.

On a historical basis, the 51 million euro increase in restated EBITDA in Africa & Middle-East between the two periods was attributable to:

•  i) the favorable impact of the changes in the scope of consolidation and other changes which amounted to 86 million euros and corresponds to the full consolidation of Médi Telecom on July 1, 2015, following its takeover, ii) partly offset by the negative effect of foreign exchange fluctuations for 35 million euros;

•  and the stability of the restated EBITDA on a comparable basis.

On a comparable basis, the restated EBITDA for Africa & Middle-East was stable between the two periods. The growth in revenues of 82 million euros was mainly offset by the 89 million euro increase in external purchases, primarily due to i) the increase in service fees and inter-operator costs, ii) the increase in outsourcing expenses relating to technical operation and maintenance, resulting from traffic growth and network expansion, iii) higher commercial expenses, and, iv) the increase in real estate expenses.

2.3.3.3     Operating income - Africa & Middle-East

Operating income for Africa & Middle-East amounted to 147 million euros in the first half of 2016, down by 34.8% on a historical basis compared to the first half of 2015, or a decrease of 78 million euros.

On a historical basis, this 78 million euro decrease can mainly be attributed to:

•  the recognition in the first half of 2016 of impairment in the amount of 176 million euros in respect of Egypt, reflecting the anticipated cash flow effects of the ongoing allocation of the new 4G license and new financing conditions (see Note 5 to the Unaudited Interim Financial Statements);

•  the 70 million euro increase in depreciation and amortization, due to the full consolidation of Médi Telecom on July 1,  2015, following its takeover;

•  partly offset by i) the counter-effect of the recognition, in the first half of 2015, of an expense of 112 million euros related to the review of the investments and business portfolio (see Note 4.2 to the Unaudited Interim Financial Statements), and ii) the 51 million euro growth in restated EBITDA.

2.3.3.4     CAPEX - Africa & Middle-East

CAPEX in Africa & Middle-East totaled 359 million euros in the first half of 2016, up 12.1% on a historical basis and down 3.3% on a comparable basis compared with the first half of 2015.

On a historical basis, the 39 million euro increase in CAPEX in Africa & Middle-East between the two periods was attributable to:

•  the favorable impact of the changes in the scope of consolidation and other changes, which amounted to 65 million euros and correspond to the full consolidation of Médi Telecom on July 1, 2015, following its takeover;

•  partly offset by i) the negative effect of foreign exchange fluctuations for 14 million euros, and ii) and organic change on a comparable basis, representing a 12 million euro decrease.

On a comparable basis, the 12 million euro decline in CAPEX in Africa & Middle-East between the two periods can be attributed essentially to the decline in investment in mobile access networks, following significant expenditure in this area in recent years, partly offset by the effects of i) usage rights for leased lines in Egypt, ii) the acceleration of the deployment of fiber optics in Senegal, and iii) the deployment plan for the 3G network and IP technology in Ivory Coast.

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2.3.3.5     Additional information - Africa & Middle-East

Africa & Middle-East	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2) (3)	2,516	2,434	2,283	3.3%	10.2%
Mobile services	2,055	1,971	1,825	4.2%	12.6%
Mobile equipment sales	39	37	37	5.1%	4.2%
Fixed-line services	380	378	372	0.5%	2.2%
Other revenues	42	48	49	(12.3)%	(14.2)%
Mobile services
Number of mobile customers (4) (5)	108,469	108,874	101,959	(0.4)%	6.4%
Number of contract customers	9,594	8,493	8,038	13.0%	19.4%
Number of prepaid customers	98,876	100,381	93,920	(1.5)%	5.3%
Fixed-line services
Number of fixed telephone lines (4)	1,118	1,123	1,150	(0.4)%	(2.8)%
Number of fixed-line broadband service customers (4)	882	871	872	1.3%	1.1%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3)   See Section 2.6.2 Financial glossary.

(4)   In thousands. At end of period.

(5)   Excluding customers of mobile virtual network operators (MVNO).

2.3.4       Enterprise

Enterprise	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	3,189	3,151	3,171	1.2%	0.5%
Restated EBITDA	492	446	438	10.4%	12.1%
Restated EBITDA/Revenues	15.4%	14.1%	13.8%
Reported EBITDA	521	433	447	20.5%	16.4%
Reported EBITDA/Revenues	16.3%	13.7%	14.1%
Operating income	335	-	274	-	22.3%
Operating income/Revenues	10.5%	-	8.6%
CAPEX	168	153	154	10.2%	8.9%
CAPEX/Revenues	5.3%	4.8%	4.9%
Average number of employees	20,299	20,257	20,458	0.2%	(0.8)%

(1)   See Section 2.5.1 Data on a comparable basis.

2.3.4.1     Revenues - Enterprise

Enterprise revenues totaled 3,189 million euros in the first half of 2016, up 0.5% on a historical basis and up 1.2% on a comparable basis versus the first half of 2015.

On a historical basis, the 18 million euro increase in Enterprise revenues between the two periods includes i) the adverse effect of changes in the scope of consolidation and other changes for 14 million euros, mainly corresponding to the disposal of Almerys on April 13, 2015 for 11 million euros, and ii) the negative effect of foreign exchange fluctuations, for 6 million euros, iii) more than offset by organic change on a comparable basis, an increase of 38 million euros.

On a comparable basis, the 38 million euro increase in Enterprise revenues between the two periods marks a return to growth driven by i) the 46 million euro improvement in IT & integration services revenues, ii) the return to growth for data services for 6 million euros, iii) partially offset by the slowing of the drop in revenues from voice services, down by 14 million euros.

Voice services

Voice services include legacy voice offerings (PSTN access), Voice over Internet Protocol (VoIP) products, audio conference services, as well as incoming traffic for call centers.

Revenue generated by Voice services totaled 757 million euros in the first half of 2016, a 1.9% fall on a comparable basis from the first half of 2015. This decline reflects the downward trend in traditional fixed-line telephony, although it was less pronounced than in the 2015 financial year (down by 5.4% on a comparable basis), due to the slower decline in the number of telephone lines and less pressure on prices. Furthermore, customer relationship services, VoIP and audio conference services all show sustained growth.

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Data services

Data services include the legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), those having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access. Data services also include broadcasting and Business Everywhere roaming offers.

Revenue generated by Data services totaled 1,425 million euros in the first half of 2016, a 0.4% increase on a comparable basis from the first half of 2015. The trend has been improving since the previous financial year, buoyed by international growth of 2.7%, mainly in the United States and Asia, and resilience in data services in France.

IT & integration services

IT & integration services include the unified communication and collaboration services (LAN and telephony, consultancy, integration, project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conference offers, as well as sales of equipment related to the above products and services.

Revenues generated by IT and integration services amounted to 1,007 million euros in the first half of 2016, rising 4.7% on a comparable basis compared with 2015. This increase was largely driven by revenue growth in security services (up 16.9%), and Cloud services (up 16.3%), as well as by imaging related services (telepresence, up 24.6%).

2.3.4.2     Restated EBITDA - Enterprise

Restated EBITDA in Enterprise totaled 492 million euros in the first half of 2016, up 12.1% on a historical basis and 10.4% on a comparable basis versus the first half of 2015.

On a historical basis, the 54 million euro increase in restated EBITDA for Enterprise between the two periods can be attributed to:

•  i) the positive effect of foreign exchange fluctuations for 14 million euros, ii) partly offset by the adverse impact of changes in the scope of consolidation and other changes amounting to 6 million euros;

•  and the change on a comparable basis, representing a 46 million euro increase in restated EBITDA.

On a comparable basis, the 46 million euro increase in restated EBITDA for Enterprise between the two periods can be attributed in particular to the 38 million euro increase in revenues and the 9 million euro decrease in external purchases.

2.3.4.3     Operating income - Enterprise

Operating income for Enterprise was 335 million euros in the first half of 2016, up 22.3%, or 61 million euros, on a historical basis versus the first half of 2015.

On a historical basis, this 61 million euro increase can mainly be attributed to i) growth in restated EBITDA of 54 million euros, and the positive effect of the 34 million euro rise in the review of the investments and business portfolio, ii) partly offset by the 18 million euro increase in restructuring costs, and the 10 million euro increase in depreciation and amortization.

2.3.4.4     CAPEX - Enterprise

Enterprise CAPEX totaled 168 million euros in the first half of 2016, up 8.9% on a historical basis and down 10.2% on a comparable basis versus the first half of 2015.

On a comparable basis, the 15 million euro increase in Enterprise CAPEX between the two periods can mainly be attributed to the rise in investment related to customer service platforms and in IT, notably related to the increase in the value of equipment installed.

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2.3.4.5     Additional information - Enterprise

Enterprise	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	3,189	3,151	3,171	1.2%	0.5%
Voice services	757	771	773	(1.9)%	(2.1)%
Data services	1,425	1,419	1,469	0.4%	(3.0)%
IT & integration services	1,007	961	929	4.7%	8.4%
Number of Enterprise telephone lines in France (3)	2,899	3,044	3,044	(4.7)%	(4.7)%
Number of IP-VPN accesses worldwide (4)	351	349	349	0.5%	0.5%
o/w number of IP-VPN accesses in France (4)	295	294	294	0.2%	0.2%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

(3)   In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)   In thousands. At end of period. Access of customers outside the Orange group, not including operators market.

2.3.5       International Carriers & Shared Services

International Carriers & Shared Services	2016	2015	2015	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues	904	907	956	(0.3)%	(5.4)%
Restated EBITDA	(83)	(55)	(51)	(55.2)%	(62.4)%
Restated EBITDA/Revenues	(9.3)%	(6.0)%	(5.4)%
Reported EBITDA	(97)	(471)	(305)	79.4%	68.3%
Reported EBITDA/Revenues	(10.7)%	(51.9)%	(31.9)%
Operating income	(264)	-	(486)	-	45.6%
Operating income/Revenues	(29.2)%	-	(50.8)%
CAPEX	141	140	148	0.7%	(3.6)%
CAPEX/Revenues	15.7%	15.5%	15.4%
Average number of employees	12,832	13,250	13,530	(3.2)%	(5.2)%

(1)   See Section 2.5.1 Data on a comparable basis.

2.3.5.1     Revenues - International Carriers & Shared Services

Revenues from International Carriers & Shared Services were 904 million euros in the first half of 2016 (including 598 million euros generated outside the Group), for a decrease of 5.4% on a historical basis and 0.3% on a comparable basis compared with the first half of 2015.

On a historical basis, the 52 million euro decrease in revenues for International Carriers & Shared Services between the two periods stems from:

•  the adverse impact of changes in the scope of consolidation and other changes amounting to 42 million euros, and mainly including the deconsolidation of Dailymotion on June 30, 2015, following the disposal of the majority of the capital;

•  the negative effect of foreign exchange fluctuations for 7 million euros;

•  and organic change on a comparable basis amounting to an decrease of 3 million euros in revenues.

On a comparable basis, the 3 million euro decrease in revenues for International Carriers & Shared Services between the two periods can essentially be attributed to the 24 million euro decline for International Carriers excluding Orange Marine, partly offset by i) the 13 million euro increase in revenues for Orange Marine, and ii) the growth of Viaccess revenues by 11 million euros.

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2.3.5.2     Restated EBITDA - International Carriers & Shared Services

International Carriers & Shared Services restated EBITDA amounted to a negative 83 million euros in the first half of 2016, a deterioration of 32 million euros on a historical basis, and of 28 million euros on a comparable basis compared with the first half of 2015.

On a historical basis, the 32 million euro decrease in restated EBITDA for International Carriers & Shared Services between the two periods reflects:

•  i) the adverse impact of changes in the scope of consolidation and other changes for 7 million euros, ii) partially offset by the positive effect of foreign exchange fluctuations for 3 million euros;

•  and the adverse impact of organic change on a comparable basis, or a decrease of 28 million euros.

On a comparable basis, the 28 million euro decrease in restated EBITDA for International Carriers & Shared Services between the two periods was attributable mainly to:

•  the increase in development expenses for the Orange brand, with rebranding costs in Egypt and Belgium (see Section 2.1.3 Significant events) and sponsoring of the 2016 European Football Championships (Euro 2016) in France;

•  the decrease in brand fees, in particular following the disposal of EE (see Section 2.1.3 Significant events);

•  and the increase in gains on real estate disposals as part of the optimization of real estate.

2.3.5.3     Operating income - International Carriers & Shared Services

Operating income for International Carriers & Shared Services amounted to negative 264 million euros in the first half of 2016, a 45.6% improvement on a historical basis versus the first half of 2015, i.e. 222 million euros.

On a historical basis, this 222 million euro improvement can mainly be attributed to:

•  the positive impact of the change in the significant litigation between the two periods, with income of 40 million euros in the first half of 2016, compared with an expense of 390 million euros in the first half of 2015, comprising primarily a 350 million euro provision for the dispute with the French Competition Authority for anti-competitive practices in the Enterprise market (see Note 9.1 to the Unaudited Interim Financial Statements);

•  the counter-effect of the recognition, in the first half of 2015, of a gain on disposal amounting to 169 million euros from the disposal of 80% of Dailymotion, as part of the review of the investments and business portfolio;

•  and the 32 million euro fall in restated EBITDA.

2.3.5.4     CAPEX - International Carriers & Shared Services

At 141 million euros in the first half of 2016, CAPEX for International Carriers & Shared Services was down 3.6% on a historical basis, and up 0.7% on a comparable basis compared with the first half of 2015.

On a historical basis, the 7 million euro decrease in CAPEX for International Carriers & Shared Services between the two periods can be attributed to i) the adverse impact of changes in the scope of consolidation and other changes representing 8 million euros, ii) partly offset by organic change on a comparable basis, up 1 million euros.

On a comparable basis, International Carriers & Shared Services CAPEX increased by 1 million euros between the two periods.

2.3.5.5     Additional information - International Carriers & Shared Services

International Carriers & Shared Services	2016	2015	2015	Var. (%)	Var. (%)
(at June 30)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenues (2)	904	907	956	(0.3)%	(5.4)%
International Carriers	757	769	769	(1.5)%	(1.5)%
Shared Services	147	138	187	6.5%	(21.7)%

(1)   See Section 2.5.1 Data on a comparable basis.

(2)   In millions of euros. Breakdown of revenues in external data (see Section 2.6.2 Financial glossary).

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2.4       Cash and net financial debt

2.4.1       Liquidity and cash flows

Simplified consolidated statement of cash flows (1)	2016	2015
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	3,856	4,119
Net cash used in investing activities	(721)	(3,709)
Of which purchases and proceeds from sale of property, plant and equipment and intangible assets (2)	(4,323)	(3,189)
Of which proceeds from the disposal of EE securities (cash portion) (3)	4,493	-
Net cash used in financing activities	(1,795)	(1,772)
Cash change in cash and cash equivalents	1,340	(1,362)
Cash and cash equivalents - opening balance	4,469	6,758
Cash change in cash and cash equivalents	1,340	(1,362)
Non-cash change in cash and cash equivalents	8	(535)
Cash and cash equivalents - closing balance	5,817	4,861

(1)   For more detail, see Consolidated statement of cash flows in the Unaudited Interim Financial Statements.

(2)   Net of change in the fixed asset payables.

(3)   Proceeds of the transaction, less costs (see Section 2.1.3 Significant events).

Net cash provided by operating activities

Between the first half of 2015 and the first half of 2016, net cash provided by operating activities was down 263 million euros, due chiefly to the payment in January 2016 of the 350 million euro fine imposed by the French Competition Authority for anticompetitive practices in the Enterprise market (see Note 9.1 to the Unaudited Interim Financial Statements).

During the first half of 2016, Orange continued its active policy of managing working capital. Starting at year-end 2014, certain key suppliers and Orange SA agreed to allow Orange to have extended terms for paying certain invoices, with maturities of up to 6 months. In the first half of 2016, this program had no effect on the change in working capital (including fixed asset purchases). In the first half of 2015, this program generated an improvement of less than 100 million euros (see Note 4.4 to the Unaudited Interim Financial Statements). Moreover, following the marketing of offers allowing its customers to purchase mobile phones with payment spread over 24 months, Orange embarked on a program involving the non-recourse disposal of such deferred-payment receivables in Spain in the second half of 2015. The receivables in question have been derecognized from the balance sheet. Receivables sold in the first half of 2016 generated the early inflow of approximately 95 million euros (see Note 3.2 to the Unaudited Interim Financial Statements).

Net cash used in investing activities

Between the first half of 2015 and the first half of 2016, the decrease of 2,988 million euros in net cash used in investing activities was attributable chiefly to the recognition in the first half of 2016 of the cash portion of the proceeds from the disposal of EE securities in the amount of 4,493 million euros (proceeds of the transaction, less costs, see Section 2.1.3 Significant events), partly offset by:

•  the increase of 1,237 million euros in acquisitions of tangible and intangible assets related to i) the acquisition of new telecommunication licenses in the first half of 2016 (mainly 4G licenses in Poland), and ii) the increase in CAPEX between the two periods (see Section 2.2.5 Group capital expenditures);

•  and the increase of 821 million euros in acquisitions of investment securities (net of cash acquired) between the two periods. In the first half of 2016, these acquisitions represented 871 million euros, and chiefly include the acquisitions of a subsidiary of the Bharti Airtel group in Burkina Faso, Tigo in the Democratic Republic of the Congo and Cellcom in Liberia for a total amount of 792 million euros (see Section 2.1.3 Significant events).

Net cash used in financing activities

Between the first half of 2015 and the first half of 2016, the 23 million euro decrease in net cash used in financing activities resulted primarily from:

•  i) the 1.1 billion euro decrease in long-term debt redemptions and repayments, ii) the 0.3 billion euro increase in long-term debt issuances, and iii) the 0.7 billion euro increase in bank overdrafts and short-term borrowings;

•  broadly offset by the net change in cash collateral (with a decrease of 0.8 billion euros in the first half of 2016 compared with an increase of 1.5 billion euros in the first half of 2015) reflecting, in the first half of 2016, the deterioration in the fair value of derivatives, primarily to hedge bonds denominated in the Group's currencies.

Regarding financial investments (see Section 2.6.2 Financial glossary), changes in ownership interests with no gain or loss of control represented 22 million euros in the first half of 2016 (compared with 214 million euros in the first half of 2015, relating chiefly to the acquisition of all shares held by OTMT in ECMS in Egypt for 210 million euros).

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2.4.2       Financial debt

Net financial debt is a financial aggregate not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the Orange group uses them, see Sections 2.5 Financial aggregates not defined by IFRS and 2.6.2 Financial glossary.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.4.3 Financial risks of the 2015 Registration Document.

The Orange group’s net financial debt (see Note 7.3 to the Unaudited Interim Financial Statements) amounted to 24,462 million euros at June 30, 2016, compared with 26,552 million euros at December 31, 2015, a decrease of 2,090 million euros.

Financial debt indicators

Financial debt	June 30, 2016	Dec. 31, 2015
(in millions of euros)		data on a historical basis
Net financial debt	24,462	26,552
Weighted average maturity of bond debt (1)	8.2 years	8.7 years
Average gross financial debt outstanding over the period (2)	31,268	32,569
Weighted average fixed rate bond coupon at end of period (1)	4.72%	4.88%

(1) Source: Bloomberg.

(2) Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

Change in net financial debt

Change in net financial debt
(in millions of euros)
Net financial debt at December 31, 2015	26,552
Restated EBITDA	(5,913)
CAPEX	3,167
Telecommunication licenses paid	1,040
Increase (decrease) in working capital requirement (1)	576
Fine from the French Competition Authority in the Enterprise market	350
Other	226
Interest paid and interest rates effects on derivatives, net (net of dividends received)	628
Income tax paid	406
Other operating items	562
Decrease (increase) in amounts due to CAPEX suppliers	202
Proceeds from sales of property, plant and equipment and intangible assets	(86)
Other (2)	446
Proceeds from the disposal of EE securities (cash portion) (3)	(4,493)
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control (4)	821
Coupon on subordinated notes issuance (5)	188
Dividends paid to owners of the parent company (6)	1,064
Dividends paid to non-controlling interests	195
Other financial items	(331)
Decrease (increase) in capital of owners of the parent company (7)	(113)
Other (8)	(218)
Net financial debt at June 30, 2016	24,462

(1)   See Section 2.6.2 Financial glossary.

(2)   Primarily restructuring costs and the elimination of non-monetary effects included in restated EBITDA.

(3)   Proceeds of the transaction, less costs (see Section 2.1.3 Significant events).

(4)   Primarily acquisitions of the subsidiary of the Bharti Airtel group in Burkina Faso, Tigo in the Democratic Republic of the Congo and Cellcom in Liberia in the total amount of 792 million euros (see Section 2.1.3 Significant events).

(5)   See Note 8.6 to the Unaudited Interim Financial Statements.

(6)   Balance of the dividend of 0.40 euro per share in respect of 2015 (see Note 8.3 to the Unaudited Interim Financial Statements).

(7)   Orange Ambition 2016 Employee Share Offering (see Note 8.1 to the Unaudited Interim Financial Statements)

(8)   Primarily the impact of economic hedges of the Group’s exposure to sterling.

Management of net financial debt

As part of its active balance sheet management policy, the Group issued a 750 million euro bond in the first half of 2016 (see Note 7.4 to the Unaudited Interim Financial Statements).

At June 30, 2016, the Group’s cash and cash equivalents totaled 5,817 million euros.

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2.5       Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

2.5.1       Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the current period just ended and restating the previous period in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact and make it more readily understandable for investors. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period just ended as well as the average exchange rates used for the income statement for the period just ended. Orange believes that changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2015, for the main operating data.

First half year 2015 / Group	Revenues	Restated EBITDA	CAPEX	Average number of employees
(at June 30, 2015, in millions of euros)
Data on a historical basis	19,557	5,790	2,672	144,183
Foreign exchange fluctuations (1)	(188)	(44)	(25)	-
Polish zloty (PLN)	(74)	(23)	(9)	-
Egyptian pound (EGP)	(72)	(22)	(10)	-
Guinean franc (GNF)	(14)	(8)	(3)	-
Other	(28)	9	(3)	-
Changes in the scope of consolidation and other changes	649	206	290	2,733
Jazztel acquisition	478	122	236	2,659
Full consolidation of Médi Telecom	240	87	65	1,035
Deconsolidation of Dailymotion	(34)	4	(6)	(214)
Disposal of Orange Armenia	(18)	-	(3)	(414)
Disposal of Almerys	(10)	(1)	(1)	(153)
Other	(7)	(6)	(1)	(180)
Data on a comparable basis	20,018	5,952	2,937	146,916

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2015 and the average exchange rates for the first half of 2016.

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2015 primarily include:

•  changes in the scope of consolidation, mainly:

-  the acquisition of Jazztel (Spain), following its takeover on July 1, 2015, taking effect from January 1, 2015 in the data on a comparable basis,

-  the full consolidation of Médi Telecom (Africa & Middle East) on July 1, 2015, following its takeover, taking effect from January 1, 2015 in the data on a comparable basis. Orange’s investment in Médi Telecom was previously accounted for under the equity method,

-  the deconsolidation of Dailymotion (International Carriers & Shared Services) on June 30, 2015, following the disposal of the majority of the capital (80% on June 30, 2015 and 10% on July 30, 2015), taking effect from January 1, 2015 in the data on a comparable basis,

-  the disposal of Orange Armenia (Central Europe) on September 3, 2015, taking effect from January 1, 2015 in the data on a comparable basis,

-  the disposal of Almerys (Enterprise) on April 13, 2015, taking effect from January 1, 2015 in the data on a comparable basis;

•  and the foreign exchange fluctuations between the average exchange rates for the first half of 2015 and the average exchange rates for the first half of 2016.

Segments

The table below presents, for each Orange group operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2015, for the main operating data.

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First half year 2015 / Segments	Revenues	Restated EBITDA	CAPEX	Average number of employees
(at June 30, 2015, in millions of euros)
France
Data on a historical basis	9,485	3,315	1,400	67,648
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes	6	11	-	-
Data on a comparable basis	9,491	3,326	1,400	67,648
Spain
Data on a historical basis	1,847	420	303	3,812
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes	478	122	236	2,659
Jazztel acquisition	478	122	236	2,659
Other changes (2)	-	-	-	-
Data on a comparable basis	2,325	542	539	6,471
Poland
Data on a historical basis	1,436	463	174	18,175
Foreign exchange fluctuations (1)	(75)	(24)	(9)	-
Changes in the scope of consolidation and other changes	(3)	-	-	(203)
Data on a comparable basis	1,358	439	165	17,972
Belgium & Luxembourg
Data on a historical basis	607	142	69	1,541
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes	-	-	-	-
Data on a comparable basis	607	142	69	1,541
Central European countries
Data on a historical basis	805	286	104	5,300
Foreign exchange fluctuations (1)	(6)	(2)	-	-
Changes in the scope of consolidation and other changes	(18)	-	(4)	(414)
Disposal of Orange Armenia	(18)	-	(4)	(414)
Other changes (2)	-	-	-	-
Data on a comparable basis	781	284	100	4,886
Africa & Middle-East
Data on a historical basis	2,283	777	320	13,719
Foreign exchange fluctuations (1)	(97)	(35)	(14)	-
Changes in the scope of consolidation and other changes	248	86	65	1,172
Full consolidation of Médi Telecom	248	86	65	1,035
Other changes (2)	-	-	-	137
Data on a comparable basis	2,434	828	371	14,891
Enterprise
Data on a historical basis	3,171	438	154	20,458
Foreign exchange fluctuations (1)	(6)	14	-	-
Changes in the scope of consolidation and other changes	(14)	(6)	(1)	(201)
Disposal of Almerys	(11)	(1)	(1)	(153)
Other changes (2)	(3)	(5)	-	(48)
Data on a comparable basis	3,151	446	153	20,257
International Carriers & Shared Services
Data on a historical basis	956	(51)	148	13,530
Foreign exchange fluctuations (1)	(7)	3	-	-
Changes in the scope of consolidation and other changes	(42)	(7)	(8)	(280)
Deconsolidation of Dailymotion	(35)	4	(6)	(214)
Other changes (2)	(7)	(11)	(2)	(66)
Data on a comparable basis	907	(55)	140	13,250

(1)   Foreign exchange fluctuations between the average exchange rates for the first half of 2015 and the average exchange rates for the first half of 2016.

(2)   Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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2.5.2       Restated EBITDA and reported EBITDA

Restated EBITDA and reported EBITDA are operating performance indicators used by the Group i) to manage and assess its operating and segment results, and ii) to implement its investments and resource allocation strategy.

Reported EBITDA corresponds to operating income before depreciation and amortization, remeasurement resulting from business combinations, impairment of goodwill and fixed assets, and the share of profits (losses) of associates and joint ventures.

Restated EBITDA is reported EBITDA adjusted for the effects of significant litigation, specific labor expenses, the review of the investments and business portfolio, restructuring costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the Unaudited Interim Financial Statements).

The reconciliation between restated EBITDA, reported EBITDA and consolidated net income after tax is shown below.

			2016			2015
						data on a historical basis
(at June 30, in millions of euros)	Restated data	Presentation restatements	Income statement	Restated data	Presentation restatements	Income statement
Revenues	20,079	-	20,079	19,557	-	19,557
External purchases	(8,818)	-	(8,818)	(8,386)	-	(8,386)
Other operating income	362	8	370	317	-	317
Other operating expense	(173)	(61)	(234)	(191)	(524)	(715)
Labor expenses	(4,319)	(85)	(4,404)	(4,363)	(108)	(4,471)
Operating taxes and levies	(1,218)	90	(1,128)	(1,144)	-	(1,144)
Gains (losses) on disposal of securities and businesses	-	67	67	-	185	185
Restructuring costs	-	(340)	(340)	-	(34)	(34)
Restated EBITDA	5,913	(321)	-	5,790	(481)	-
Significant litigation	40	(40)	-	(413)	413	-
Specific labor expenses	(80)	80	-	(108)	108	-
Review of the investments and business portfolio	67	(67)	-	74	(74)	-
Restructuring costs	(340)	340	-	(34)	34	-
Other specific items (1)	(8)	8	-	-	-	-
Reported EBITDA	5,592	-	5,592	5,309	-	5,309
Depreciation and amortization	-	-	(3,279)	-	-	(3,040)
Remeasurement resulting from business combinations	-	-	-	-	-	6
Impairment of goodwill	-	-	(80)	-	-	-
Impairment of fixed assets	-	-	(92)	-	-	(25)
Share of profits (losses) of associates and joint ventures	-	-	-	-	-	14
Operating income	-	-	2,141	-	-	2,264
Finance costs, net	-	-	(830)	-	-	(839)
Income tax	-	-	(237)	-	-	(594)
Consolidated net income after tax of continuing operations	-	-	1,074	-	-	831
Consolidated net income after tax of discontinued operations	-	-	2,249	-	-	442
Consolidated net income after tax	-	-	3,323	-	-	1,273
Net income attributable to owners of the parent company	-	-	3,168	-	-	1,099
Net income attributable to non-controlling interests	-	-	155	-	-	174

(1)   Transaction costs related to negotiations with Bouygues Telecom (see Section 2.1.3 Significant events).

Orange’s management believes that the presentation of these aggregates is pertinent as it provides investors with the same management aggregates as used internally. Restated EBITDA and reported EBITDA, or similar management indicators used by Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

Restated EBITDA and reported EBITDA are not financial aggregates defined by IFRS and may not be comparable to similarly titled indicators used by other companies. They are provided as additional information only and should not be considered as a substitute for operating income or cash provided by operating activities.

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2.5.3       CAPEX

Orange’s management uses CAPEX in allocating resources, so as to measure the operating efficiency of the use of investments in each of its operating segments. Orange believes that this information is useful for investors for the same reasons and to better understand investment decisions that are made by Orange’s management.

Investments in property, plant and equipment and intangible assets excluding telecommunication licenses and investments financed through finance leases (hereinafter referred to as “CAPEX”) corresponds to the purchases of property, plant and equipment and intangible assets excluding changes in fixed asset payables and excluding telecommunication licenses as presented in the Consolidated statement of cash flows in the Unaudited Interim Financial Statements (investments financed through finance leases does not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to i) acquisitions of tangible and intangible assets, excluding changes in the fixed asset payables as presented in the Consolidated statement of cash flows in the Unaudited Interim Financial Statements, and ii) investments in property, plant and equipment and intangible assets as presented in Segment information in the Unaudited Interim Financial Statements.

	2016	2015
(at June 30, in millions of euros)		data on a historical basis
CAPEX	(3,167)	(2,672)
Telecommunication licenses	(976)	(234)
Purchases of property, plant and equipment and intangible assets (1)	(4,143)	(2,906)
Investments financed through finance leases	(45)	(20)
Investments in property, plant and equipment and intangible assets	(4,188)	(2,926)

(1) Excluding change in the fixed asset payables.

CAPEX does not include investments financed through finance leases (no effect on cash flow upon acquisition) and investments in telecommunication licenses, the acquisition of these licenses not being part of the daily monitoring of operating investments. Orange’s management believes that the presentation of this aggregate is pertinent as it provides investors with the same management aggregate as used internally.

CAPEX is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of property, plant and equipment and intangible assets.

2.5.4       Net financial debt

Net financial debt is an indicator of financial position used by the Group to track the amount of its indebtedness in relative rather than absolute terms. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe and Orange believes that investors find it useful to follow the Group’s relative indebtedness from period to period.

Net financial debt as defined and used by Orange incorporates only part of the Group’s assets and liabilities. It consists of (a) financial liabilities excluding receivables from operations (translated at the reporting date rates) including derivatives (assets and liabilities), less (b) cash collateral paid, cash and cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in net financial debt but some of the items they hedge are not (future cash flows, net investment in a foreign currency operation). The effect of hedging these items is recognized in equity. As a result, “Equity items related to outstanding hedging instruments” are added to gross financial debt (a) to offset the timing difference.

The breakdown of net financial debt is shown in Note 7.3 to the Unaudited Interim Financial Statements.

Net financial debt is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the group’s assets and liabilities.

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2.6       Additional information

2.6.1       Subsequent events

The main events occurring after June 30, 2016 are described in Note 11 to the Unaudited Interim Financial Statements and in Exhibit 99.2 “Other Recent Developments” included elsewhere in this document.

2.6.2       Financial glossary

Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

CAPEX: investments in property, plant and equipment and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Segment information in the Unaudited Interim Financial Statements). CAPEX is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Change in working capital requirements: i) change in gross inventories, plus ii) change in gross trade receivables, plus iii) change in trade payables (excluding fixed asset payables), plus iv) change in other assets and liabilities (excluding receivables and liabilities relating to operating taxes and levies).

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 2.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the period ended and restating the results from the corresponding period of the previous financial year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

External data: data after elimination of internal flows between the scopes of consolidation taken into consideration.

External purchases: external purchases include:

•  Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

•  Service fees and inter-operator costs: network expenses and interconnection costs;

•  Other network expenses and IT expenses: outsourcing expenses relating to technical operation and maintenance, and IT expenses;

•  and Other external purchases: overheads, real estate expenses, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control.

Fixed-line broadband ARPU: average annual revenues per Consumer broadband access (ADSL, FTTH, Satellite and Wimax) are calculated by dividing the revenues from Consumer broadband services over the last 12 months, by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of accesses at the beginning and end of the month. Fixed-line broadband ARPU is expressed as the monthly revenues per access.

Fixed-line services: see Revenues.

Investments in property, plant and equipment and intangible assets: see CAPEX.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit-sharing expenses, and expenses relating to share-based compensation.

Mobile ARPU: the annual Average Revenues Per User (ARPU) for the mobile sector are calculated by dividing i) the revenues from incoming and outgoing calls (voice, SMS and data), network access fees, added value services and international roaming generated over the last 12 months, by ii) the weighted average number of customers (excluding machine-to-machine (M2M) customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile ARPU is expressed in monthly revenues per customer.

Mobile AUPU: the Average monthly Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators (MVNO), by the weighted average number of customers over the same period. Mobile AUPU is expressed, in minutes, in monthly usage per customer.

Mobile equipment sales: see Revenues.

Mobile services: see Revenues.

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Net financial debt: net financial debt as defined and used by Orange incorporates only part of the Group’s assets and liabilities. It consists of (a) financial liabilities excluding receivables from operations (translated at the reporting date rates) including derivatives (assets and liabilities), less (b) cash collateral paid, cash and cash equivalents and investments at fair value. In addition, financial instruments qualifying as cash flow hedges and net investment hedges are included in net financial debt but some of the items they hedge are not (future cash flows, net investment in a foreign currency operation). The effect of hedging these items is recognized in equity. As a result, “Equity items related to outstanding hedging instruments” are added to gross financial debt (a) to offset the timing difference (see Note 7.3 to the Unaudited Interim Financial Statements). Net financial debt is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: other operating income and expense includes:

•  Other operating income: other income including late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, penalties and reimbursements received as well as brand fees invoiced to certain unconsolidated entities;

•  and Other operating expense: other expense including impairment and losses on trade receivables, universal service charges and the effects of litigation.

Other revenues: see Revenues.

Reported EBITDA: operating income before depreciation and amortization, before remeasurement resulting from business combinations, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures (see Segment information in the Unaudited Interim Financial Statements). Reported EBITDA is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Restated EBITDA: reported EBITDA (see definition of this term) adjusted for the effects of significant litigation, specific labor expenses, the review of the investments and business portfolio, restructuring costs and, where appropriate, other specific items that are systematically specified (see Note 1 to the Unaudited Interim Financial Statements). Since the first quarter of 2016, restated EBITDA has excluded the gains (losses) on disposal of securities or businesses regardless of the amount, and restated EBITDA for past periods has been harmonized accordingly. Restated EBITDA is not a financial aggregate defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 2.5 Financial aggregates not defined by IFRS).

Revenues: revenues (excluding Enterprise and International Carriers & Shared Services) include:

•  Mobile services: Mobile services: mobile services include revenues from incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine (M2M), roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

•  Mobile equipment sales: sales of subsidized and unsubsidized mobile equipment, excluding sales of accessories;

•  Fixed-line services: revenues from fixed-line services include the revenues from traditional fixed-line telephony, broadband services, business solutions and networks (except for the France operating segment, for which business solutions and networks are carried by the Enterprise operating segment) and carrier services (national and international interconnection, unbundling and wholesale of telephone lines);

•  and Other revenues: sales and rentals of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the scopes of consolidation taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

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